Exhibit 2.1

Execution Copy

STOCK PURCHASE AGREEMENT

BY AND AMONG

THE MERIT GROUP, INC.

AND

NATIONAL PATENT DEVELOPMENT CORPORATION

DATED AS OF NOVEMBER 24, 2009

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of this 24th day of November 2009 (the “Execution Date”), by and between The Merit Group, Inc., a South Carolina corporation (“Buyer”) and National Patent Development Corporation, a Delaware corporation (“Seller”).  All capitalized terms used in this Agreement, but not otherwise defined, are set forth in Exhibit A.

W I T N E S S E T H:

WHEREAS, Seller is the owner and holder of record of all of the issued and outstanding stock (the “Stock”) of Five Star Products, Inc., a Delaware corporation (“Target”), and Target is the holding company and sole shareholder of  Five Star Group, Inc., a Delaware corporation (“Operating Company”);

WHEREAS, Operating Company is solely engaged in the Business, all of the operations relating to the Business are conducted by Operating Company, and neither Target nor Seller are directly engaged in the Business;

WHEREAS, Seller desires to sell, and Buyer desires to buy, all of the Stock, according to the terms and subject to the conditions of this Agreement; and

WHEREAS, upon consummation of the purchase and sale of Stock as contemplated by this Agreement, Buyer shall own all of the issued and outstanding stock of Target.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and representations hereinafter stated, the sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1
Purchase and Sale of the Stock

On the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase and accept delivery from Seller, all of Seller’s right, title and interest in and to the Stock.

ARTICLE 2
Purchase Price; Adjustment; Allocation; Closing

2.1           Purchase Price.  Subject to the adjustments set forth in Section 2.2 below, the aggregate purchase price for the Stock shall be Thirty three million one hundred twenty four thousand Dollars and No Cents ($33,124,000) (the “Purchase Price”).  The Purchase Price shall be paid by Buyer to Seller at the Closing by wire transfer of immediately available federal funds pursuant to written wiring instructions to be provided by Seller prior to the Closing.  All payments to Seller shall be made in U.S. Dollars. All sales, transfer, documentary, stamp, recording and other similar taxes and/or fees and taxes (if any) which may be due or payable in connection with the sale of the Stock pursuant hereto shall be borne by Seller.

2.2           Adjustments to Purchase Price.

(a)           Cash Flow Adjustment.

(i)           At the Closing, the Purchase Price shall be adjusted either (a) by increasing the Purchase Price, dollar for dollar, based on any increase (excluding any increase or decrease directly attributable to income tax payments or refunds) in the amount of Revolving Indebtedness from March 31, 2009 through the Closing Date, or (b) by decreasing the Purchase Price, dollar for dollar, based on any decrease (excluding any increase or decrease directly attributable to income tax payments or refunds) in Revolving Indebtedness from March 31, 2009 through the Closing Date.

(ii)           Schedule 2.2(a)(ii) identifies the accounts and balances comprising Revolving Indebtedness as of December 31, 2008 and as of March 31, 2009.  Seller and Buyer agree that any and all cash held or received by Operating Company, Target, or Seller or any of its other affiliates in respect of the Business (other than the payments received by Seller from either Target or Operating Company described on Schedule 2.2(a)(ii)) during the period from the close of business on March 31, 2009 to the close of business on the Closing Date shall be applied against and reduce Revolving Indebtedness and that such application shall be subject to verification by Buyer in connection with the determination of the appropriate cash flow adjustment to the Purchase Price contemplated by this Section 2.2; provided that nothing in this sentence shall prohibit or restrict Target or Operating Company re-borrowing funds against the Revolving Indebtedness for any purpose not otherwise prohibited by the terms of this Agreement.  Seller agrees not to direct, or to allow Target or Operating Company to direct, that any payment payable to Operating Company, Target, or Seller in respect of the Business be made to any party other than Operating Company or Target.  In addition, any and all fees, costs and expenses incurred by Operating Company, Target, or Seller in connection with this Agreement, including without limitation any severance payments to be made pursuant to the Employee Agreement, or the negotiation and consummation of the transactions contemplated hereby shall be excluded in determining Revolving Indebtedness as of the Closing Date and shall be paid by Seller.

(iii)         Bank of America’s determination of the amounts owed to it under the Operating Company’s revolving line of credit, absent manifest error, shall be presumed to be accurate in all respects.  If Buyer and Seller fail to agree on the amount of the Revolving Indebtedness by 2:00 p.m. on the Closing Date, then the amount in dispute shall be held in escrow pursuant to an agreement substantially in the form attached hereto as Exhibit B instead of being included in the calculation of the Purchase Price at Closing pending resolution of the dispute and either party may request that the dispute shall be submitted to the Arbiter (or if the Arbiter refuses the engagement, to another party who need not be an accountant, as selected by Buyer and Seller) to resolve any remaining dispute as the amount in accordance with Section 2.2, which resolution shall be final, binding, conclusive and non-appealable.  The parties shall instruct the Arbiter to deliver its written determination not later than the thirtieth (30th) day after the dispute is referred to the Arbiter.  The Arbiter shall address only those items in dispute and may not assign a value greater than the greatest value for such item claimed by either party or smaller than the smallest value of such item claimed by either party.  The party whose proposed calculation of the Revolving Indebtedness is closest to the final calculation of Revolving Indebtedness set by the Arbiter shall pay a share of the fees and expenses of the Arbiter equal to the total fees and expenses of the Arbiter multiplied by a fraction the numerator of which is the difference between the proposed calculation of such party and Arbiter’s final calculation and the denominator of which is the amount of the difference between the proposed calculations of the parties.  The other party shall pay the balance of the Arbiter’s fees and expenses.

(b)           Net Results Adjustment.

(i)           At the Supplemental Closing (which shall be held five (5) Business Days after the adjustment required by this Section 2.2 (b) is agreed upon by the Parties or ordered by the Arbiter), the Purchase Price shall be further adjusted either (a) by increasing the Purchase Price, dollar for dollar, by the amount of the Net Results from March 31, 2009 through the Closing Date if such amount is a positive number, or (b) by decreasing the Purchase Price, dollar for dollar, by the amount of the Net Results from March 31, 2009 through the Closing Date if such amount is a negative number.

(ii)          Within thirty (30) days after the Closing Date, Seller shall provide to Buyer the unaudited calculation of the Net Results for the period from March 31, 2009 through the Closing Date and reasonable access to all work papers, schedules, and detail reports that support the Seller’s calculations of Net Results (the “Seller’s Net Results Adjustment”).  Buyer shall have ten (10) Business Days after its receipt of Seller’s calculation of the Net Results to notify Seller of any proposed adjustments that Buyer has to Seller’s calculation of Net Results (the “Buyer’s Net Results Adjustment”) in which case, Buyer shall provide reasonable access to all work papers, schedules, and detail reports that support Buyer’s calculations of its proposed amount.  If Buyer does not notify Seller of Buyer’s Net Results Adjustment within ten (10) Business Days, then the Purchase Price shall be adjusted using the Seller’s Net Results Adjustment.

If Buyer notifies Seller of Buyer’s Net Results Adjustment within ten (10) Business Days and Buyer and Seller fail to agree on Net Results within five (5) Business Days of Seller’s receipt of Buyer’s Net Results Adjustment, then at the request of either Buyer or Seller, the dispute shall be submitted to the Arbiter to resolve any remaining dispute as to Net Results in accordance with the definition of Net Results and this Section 2.2 (b), which resolution shall be final, binding, conclusive and non-appealable.  The parties shall instruct the Arbiter to deliver its written determination not later than the thirtieth (30th) day after the dispute is referred to the Arbiter.  The Arbiter shall address only those items in dispute and may not assign a value greater than the greatest value for such item claimed by either party or smaller than the smallest value of such item claimed by either party.  The fees and expenses of the Arbiter shall be shared by Seller and Buyer in proportion to the percentage of the disputed amount determined to be for the account of Buyer and Seller, respectively.

(c)           Inventory Adjustment.  Schedule 2.2(c) identifies inventory held by Operating Company as of September 30, 2009 which Buyer and Seller have identified as slow moving or obsolete (the “Slow-Moving Inventory”) and which has a book value at an amount equal to $1,792,972 as of September 30, 2009.  The Slow-Moving Inventory shall be adjusted as of the second (2nd) Business Day prior to the Closing Date for any items contained therein which have been sold or disposed of between September 30, 2009 and the Closing Date.  The second (2nd) Business Day prior to the Closing Date shall be the “Slow-Moving Inventory Valuation Date”.  In connection with Seller’s indemnity obligation under this Section 2.2(c), Buyer shall deposit Six Hundred Thousand and no/100 Dollars ($600,000.00) of the Purchase Price in the Inventory Escrow Account as set forth in Section 2.8 (the “Inventory Escrow Amount”).  The Purchase Price is subject to decrease, but not increase in accordance with this Section 2.2(c), as calculated below:

(i)           For the period beginning on the Slow-Moving Inventory Valuation Date and ending on the first (1st) anniversary of the Closing Date, Buyer will use commercially reasonable efforts to dispose of the Slow-Moving Inventory at favorable prices by returning such Slow-Moving Inventory to vendors for refunds or usable credits, trading it out for new lines, or selling such Slow-Moving Inventory to customers.  Buyer shall not dispose of any of the Slow-Moving Inventory in a transaction which involves the sale of other products unless the transaction is at arms’ length and does not involve a price reduction for the Slow-Moving Inventory in consideration for terms more favorable to Buyer than would otherwise be the case with respect to the other products.  The value of such Slow-Moving Inventory on the books of the Operating Company as of the Slow-Moving Inventory Valuation Date less the value received for any such Slow-Moving Inventory during such period ending on the first anniversary of the Closing Date shall be the “Phase I Inventory Adjustment.”

(ii)          Within sixty (60) days after the first (1st) anniversary of the Closing Date, unless another method of distribution is agreed upon by Buyer and Seller, Buyer shall sell all remaining Slow-Moving Inventory to a liquidator selected by Buyer, subject to the reasonable approval of Seller.  The value of such Slow-Moving Inventory on the books of the Operating Company as of the Slow-Moving Inventory Valuation Date less the value received for such Slow-Moving Inventory from the liquidator shall be the “Phase II Inventory Adjustment.”

(iii)         The aggregate of the Phase I Inventory Adjustment and the Phase II Inventory Adjustment shall be the “Total Inventory Adjustment” which shall be divided between Buyer’s and Seller’s accounts respectively, such that Buyer shall be responsible for the first (1st) Four Hundred Thousand Dollars ($400,000) of such Total Inventory Adjustment (the “Buyer’s Share”) and Seller shall be responsible for, and the Purchase Price shall be reduced by, the next Six Hundred Thousand Dollars ($600,000) of such Total Inventory Adjustment (i.e. any and all Total Inventory Adjustment that exceeds the amount of $400,000 but is equal to or less than $1,000,000) (the “Seller’s Share”).  The amount by which the Total Inventory Adjustment exceeds One Million Dollars ($1,000,000) shall be for Buyer’s account.

(iv)        Within twenty (20) Business Days after the end of each calendar quarter following the Closing through the last quarter prior to the first (1st) anniversary of the Closing Date, Buyer and Seller shall determine whether, as of the end of such calendar quarter, the amount then held in the Inventory Escrow exceeds Seller’s Maximum Liability.  In such event, Seller shall receive a payment out of the Inventory Escrow  equal to the amount by which the amount then held in the Inventory Escrow exceeds Seller’s Maximum Liability.  “Seller’s Maximum Liability” at any calendar quarterly measurement date shall mean the sum of (a) Inventory Losses (if any) incurred in the disposition of Slow-Moving Inventory from the Slow-Moving Inventory Valuation Date through the end of such calendar quarter and (b) the total book value shown on Schedule 2.2(c) of the then remaining Slow-Moving Inventory as of the end of such calendar quarter;  less the Buyer’s Share, provided that in no event shall Seller’s Maximum Liability exceed the Seller’s Share.  “Inventory Loss” with respect to any item of Slow-Moving Inventory shall mean the amount equal to the value of any such Slow-Moving Inventory on the books of the Operating Company as of the Slow-Moving Inventory Valuation Date less the value received for any such Slow-Moving Inventory.

(v)         Within twenty (20) Business Days after the end of each calendar quarter following the Closing through the last quarter prior to the first (1st) anniversary of the Closing Date, Buyer and Seller shall further determine whether, as of the end of such calendar quarter, the aggregate losses (if any) incurred in the disposition of Slow-Moving Inventory from the Slow-Moving Inventory Valuation Date through the end of such calendar quarter exceed Buyer’s Share.   In such event, Buyer shall receive a payment out of the Inventory Escrow  equal to the amount by which such aggregate losses exceeds Buyer’s Share less the amount of any prior distribution(s) to Buyer pursuant to this Section 2.2(c)(v) from the Inventory Escrow, provided that Buyer’s maximum recovery for Slow-Moving Inventory (and the maximum adjustment to the Purchase Price) under this Section 2.2(c) shall be $600,000 plus all interest attributable thereto.  Any and all distributions to Buyer out of the Inventory Escrow shall also include all interest attributable thereto.  The aggregate of any distributions made to Buyer from the Inventory Escrow between the Closing Date and the last quarter prior to the first (1st) anniversary of the Closing Date shall be “Buyer’s Interim Inventory Distributions”.

(vi)        Within five (5) Business Days after the determination of the Total Inventory Adjustment, Buyer shall be entitled to a final distribution from the Inventory Escrow Account in an amount equal to the Seller Share, together with interest attributable thereto, less Buyer’s Interim Inventory Distributions, with the balance of the Inventory Escrow Amount remaining to be distributed to Seller.

(vii)       For so long as Operating Company holds the Slow-Moving Inventory, such Slow-Moving Inventory shall remain separately accounted on the books of Operating Company and the transactions concerning the Slow-Moving Inventory will be subject to reasonable audit by Seller and a monthly written report prepared by Buyer, in a form reasonably acceptable to Seller, reflecting the financial terms of all dispositions of Slow-Moving Inventory during said month.

2.3           Section 338 Matters; Purchase Price Allocation.

(a)           Buyer and Seller shall join in timely making the Section 338(h)(10) Election with respect to Target and shall cooperate in the completion and timely filing of any Tax forms and other documents required for such elections in accordance with the provisions of Section 1.338(h)(10)-1 of the Treasury regulations (or any comparable provisions of foreign, state or local Laws with respect to Taxes) or any successor provision.

(b)           The Purchase Price plus the liabilities of Target and Operating Company other than the Revolving Indebtedness (plus any other relevant items) shall be allocated among the assets of Target and Operating Company as set forth in the Allocation Schedule.  Any adjustment to the Purchase Price shall be allocated in a manner consistent with the allocation set forth in the Allocation Schedule and, in the event of such adjustment, the parties hereto agree to revise and amend the Allocation Schedule in accordance with the procedures described in Section 2.3(c).

(c)           The parties agree that the Purchase Price plus the liabilities of Target and Operating Company other than the Revolving Indebtedness (and any other relevant items) will be allocated among the assets of Target and Operating Company for all applicable Tax purposes in a manner consistent with Section 338 of the Code and the Treasury regulations thereunder and in accordance with the allocation schedule which shall be prepared by Buyer substantially in the form of Schedule 2.3(c) and delivered to Seller within one hundred twenty (120) calendar days after the Closing (the “Allocation Schedule”), which shall become final and binding on the parties hereto thirty (30) calendar days thereafter, unless Seller reasonably objects in writing to Buyer, specifying the basis for its objection and proposing an alternative allocation.  If Seller does so object, the parties hereto shall in good faith attempt to resolve the dispute within thirty (30) calendar days after Buyer’s receipt of such objection.  Any such resolution shall be final and binding on the parties.  Any unresolved disputes shall be promptly submitted to the Arbiter for determination, which determination shall be made within thirty (30) calendar days after such submission.  Each of the parties hereto agrees to, and to cause their affiliates to, (i) prepare and timely file all applicable Tax returns, including Form 8023 and Form 8883 (and all supplements thereto) in a manner consistent with the Allocation Schedule and (b) act in accordance with the Allocation Schedule for all Tax purposes, unless otherwise required by Laws.  The Allocation Schedule shall be revised to the extent necessary to reflect any adjustments to the Purchase Price.  Within sixty (60) calendar days of any adjustments to the Purchase Price, Buyer shall provide Seller with a revised Allocation Schedule, which shall become final and binding on the parties hereto thirty (30) calendar days thereafter, unless Seller reasonably objects in writing to Buyer, specifying the basis for its objection and proposing an alternative allocation.  If Seller does so object, the parties hereto shall in good faith attempt to resolve the dispute within thirty (30) calendar days after Buyer’s receipt of such objection.  Any such resolution shall be final and binding on the parties.  Any unresolved disputes shall be promptly submitted to the Arbiter for determination, which determination shall be made within thirty (30) calendar days after such submission.  The fees and expenses of the Arbiter incurred pursuant to this Section 2.3(c) shall be borne as set forth in Section 2.3(d), or otherwise as the Arbiter shall decide.  The parties hereto shall cooperate with each other and the Arbiter in connection with the matters contemplated by this Section 2.3, including by furnishing such information and access to books, records, personnel and properties as may be reasonably requested.  The determination of the Arbiter shall be final and binding on the parties.

(d)           In the event the Buyer and the Seller submit any unresolved objections to the Arbiter for resolution as provided in Section 2.3(c), Buyer, on the one hand, and Seller, on the other hand, shall each pay fifty percent (50%) of the resulting fees and expenses of the Arbiter.

2.4           Closing.  The Closing of the purchase and sale of the Stock (the “Closing”) shall take place on the second (2nd) Business Day after a Favorable Shareholder Vote; provided that, this Agreement has not been terminated pursuant to Article 9 and the conditions to Closing set forth in Articles 6 and 7 have been satisfied or waived by the applicable party as of such date.  The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”.  The Closing shall be effective for economic and accounting purposes as of the close of business on the Closing Date.

2.5           Conveyance, Transfer, and Deliveries.

(a)           Seller Closing Deliveries.  At the Closing, Seller shall deliver or cause to be delivered to Buyer the following:

(i)           certificates representing all of the shares of Stock, duly endorsed (or accompanied by duly executed stock powers) for transfer of the Stock to Buyer with all transfer taxes, if any, paid by Seller, and any other documents that are necessary to transfer to Buyer good and valid title to the Stock free and clear of all Encumbrances;

(ii)          any documents that are necessary for the assets of each of Target and Operating Company to be held by such Person free and clear of all Encumbrances except Encumbrances identified on Schedule 2.5(a)(ii) (the “Permitted Encumbrances”);

(iii)         a certificate signed by Seller, dated as of the Closing Date, certifying as to the satisfaction of the conditions set forth in Sections 6.1 and 6.2 hereof;

(iv)         a certificate of good standing of Operating Company and Target issued by the Secretary of State of Delaware dated no earlier than twenty (20) Business Days prior to the Closing Date;

(v)          a certificate of the Secretary or an Assistant Secretary of Seller dated the Closing Date and certifying that (A) attached thereto are true, complete and correct copies of the Charter and By-Laws of Seller, Target, and Operating Company, each as amended and as in effect on the date of such certification, (B) attached thereto are true, complete and correct copies of the resolutions duly adopted by the Board of Directors and shareholders of Seller, approving the transactions contemplated hereby and authorizing the execution, delivery and performance by Seller of this Agreement and the sale and transfer of the Stock, as in effect on the date of such certification, and (C) as to the incumbency and signatures of those officers of Seller, Target, and Operating Company executing any instrument or other document delivered in connection with such transactions;

(vi)         an opinion of Day Pitney LLP, counsel for Seller, Target, and Operating Company, as to the matters set forth in Exhibit C attached hereto, dated the date of the Closing and addressed to Buyer and its lenders, in form and substance reasonably acceptable to Buyer and its counsel;

(vii)        a payoff letter from the holder of the Secured Indebtedness containing terms and conditions consistent with the terms of this Agreement and otherwise reasonably satisfactory to Buyer;

(viii)       a certificate, in such form as is reasonably satisfactory to Buyer, certifying that the Seller is not a foreign person for purposes of Code §1445 or that the purchase and sale herein is otherwise exempt from withholding under Code §1445;

(ix)          the executed Non-competition Agreement in the form of Exhibit E attached hereto;

(x)           the executed Remediation Agreement; if obtained by Seller pursuant to Section 5.10(a), or evidence reasonably acceptable to Buyer of Seller’s submission to the NJDEP of the RC (as such term is defined in Section 5.10 (a) hereof) and the remediation funding source as set forth in Section 5.10 (a) hereof;

(xi)          the corporate minute books and stock record books of Target and Operating Company, and all other books and records of Target and Operating Company;

(xii)         the Indemnity Escrow Agreement; and

(xiii)        such other documents and instruments as required pursuant this Agreement or as may be reasonably requested by Buyer or its counsel.

(b)           Buyer Closing Deliveries. At the Closing, Buyer shall deliver or cause to be delivered to Seller the following:

(i)           a certificate signed by a duly authorized signatory of Buyer and dated as of the Closing Date certifying as to the satisfaction of the conditions set forth in Sections 7.1 and 7.2 hereof;

(ii)          a certificate of the Secretary or an Assistant Secretary of Buyer dated the Closing Date, and certifying (A) that attached thereto is a true, complete and correct copy of the Certificate of Incorporation and the Bylaws of Buyer, as amended and as in effect on the date of such certification, (B) that attached thereto is a true, complete and correct copy of the resolutions duly adopted by the Board of Directors of Buyer approving the transactions contemplated hereby and authorizing the execution, delivery and performance by Buyer of this Agreement, which resolutions are valid and in effect on the date of such certification, and (C) as to the incumbency and signatures of certain officers of Buyer executing any instrument or other document delivered in connection with such transactions;

(iii)         a certificate of good standing of Buyer issued by the Secretary of State of South Carolina dated no earlier than twenty (20) Business Days prior to the Closing Date;

(iv)         the Purchase Price; and

(v)          such other instruments and documents as Seller shall reasonably request not inconsistent with the provisions hereof.

2.6           Payment of Revolving Indebtedness and Swap Agreement.  Schedule 2.6 identifies all Revolving Indebtedness as of March 31, 2009.  Seller shall deliver to Buyer a statement of Seller’s good faith estimate of Revolving Indebtedness as of the Closing Date, such estimated statement to be delivered no later than three (3) Business Days prior to the Closing Date.  The statement shall reflect Seller’s calculation of the estimated Revolving Indebtedness as of the Closing Date.  At the Closing, (i) Buyer shall use its commercially reasonable efforts to cause Regions Bank to accept an assignment of Bank of America’s rights and obligations under the Swap Agreement, in form and substance satisfactory for Bank of America to agree to such assignment and to release all Encumbrances on the assets of Target and Operating Company held as security for the obligations of Target and Operating Company under the Swap Agreement and (ii) Seller shall pay all outstanding Revolving Indebtedness, shall cooperate with Buyer with respect to obtaining an assignment of the Swap Agreement, and shall cause Operating Company’s line of credit with Bank of America to be terminated and, subject to Buyer fulfilling its obligations under (i) above, any and all Encumbrances held by Bank of America against any assets of Target and/or Operating Company to be released.

2.7           Letter of Credit. Buyer shall have caused a letter of credit, in the form attached hereto as Exhibit G (the “Letter of Credit”) to be delivered to Seller on the Execution Date or, with confirmation from Buyer’s bank on the Execution Date that such Letter of Credit shall be delivered, within five (5) Business Days after the Execution Date in the face amount of Two Million Dollars and No Cents ($2,000,000.00) to satisfy any liability of Buyer pursuant to Section 9.3.  Seller shall provide Buyer with five (5) Business Days written notice prior to delivering to the issuer of the Letter of Credit notice that it intends to make a draw under the Letter of Credit; provided that such notice period shall not, in any event, be longer than the number of Business Days which would permit Seller to deliver its notice of an intent to draw to the issuer one (1) Business Day prior to the expiration of the Letter of Credit.  Upon Seller’s drawing of the Letter of Credit, absent fraud by Buyer, Buyer shall have no further liability to Seller, Target, or Operating Company under this Agreement.  Unless Seller has taken action to make a draw under the Letter of Credit, the Letter of Credit shall be returned to issuer for cancellation on the earlier of (i) the Closing Date or (ii) ten (10) Business Days after the date upon which this Agreement is validly terminated pursuant to Section 9.1 under facts and circumstances which do not require the payment of liquidated damages by Buyer pursuant to Section 9.3 unless Seller gives Buyer notice that it contests the validity of such termination during such ten (10) Business Day period.

2.8           Indemnity Escrow.  Pursuant to the terms of an Indemnity Escrow Agreement substantially in the form of Exhibit I attached hereto (the “Indemnity Escrow Agreement ”), at the Closing, Three Hundred Thousand and no/100 Dollars ($300,000.00) of the Purchase Price (the “Indemnity Escrow Amount”) shall be deposited by Buyer into an interest bearing account (the “Indemnity Escrow Account”) and the Inventory Escrow Amount shall be deposited by Buyer into a second interest bearing account (the “Inventory Escrow Account”), each held by the entity identified in the Indemnity Escrow Agreement, or such other national banking association designated by Buyer and Seller (the “Escrow Agent”). The Indemnity Escrow Amount shall be available to satisfy any indemnification claims pursuant to Article 8, subject to the terms and conditions of Article 8 and the Indemnity Escrow Agreement.  The Indemnity Escrow Amount shall be held and released in accordance with the Indemnity Escrow Agreement.  The Inventory Escrow Amount shall be held and distributed pursuant to the terms and conditions of Section 2.2(c) and the Indemnity Escrow Agreement.  The Indemnity Escrow Agreement shall be executed and delivered by the Escrow Agent, Seller, and Buyer on the Closing Date.

2.9           Employee Agreement.  On the Execution Date, Buyer and Seller will execute and deliver to the other party the Employee Agreement in the form attached hereto as Exhibit F.

ARTICLE 3
Representations and Warranties of Seller

Seller hereby represents and warrants to Buyer as follows:

3.1           Organization and Related Matters.  Each of Seller and Target is a corporation duly organized, validly existing and in good standing under the laws of Delaware, with full corporate power and authority to conduct its business as it is now being conducted and to perform its obligations under this Agreement.  Operating Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware, with full corporate power and authority to conduct the Business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under its Material Contracts.  Each of Target and Operating Company is qualified as a foreign corporation and is in good standing, or is otherwise duly registered to do business, in the jurisdictions listed for such Person on Schedule 3.1(a), which jurisdictions are the only jurisdictions where the nature of the Business or Target’s or Operating Company’s assets require such qualification.  Except as set forth on Schedule 3.1(b), each of Seller, Target, and Operating Company has no wholly owned subsidiaries, nor does it own any shares of capital stock or other securities of any other person or entity.

3.2           Ownership of Stock.  Seller owns beneficially and of record all of the issued and outstanding stock of Target.  The Stock constitutes all of the issued and outstanding stock of Target.  Target owns beneficially and of record all of the issued and outstanding stock of Operating Company.  There are no outstanding options, warrants, rights, commitments, preemptive rights or agreements of any kind for the issuance or sale of, or outstanding securities convertible into, any additional stock of any class of either Target or Operating Company.  None of Target’s or Operating Company’s stock has been issued in violation of any federal or state Law.  Each of Seller and Target own their stock in Target and Operating Company, respectively, free and clear of any Encumbrances, options, rights of first refusal or other transfer restrictions and there are no voting agreements, trusts, proxies or other agreements, instruments or undertakings with respect to the voting of either Target’s or Operating Company’s stock.  Upon consummation of the transactions contemplated by this Agreement, Buyer will acquire good and valid title to the Stock, free and clear of all Encumbrances.

3.3           Authorization; No Conflicts; Consents.  The execution and delivery by Seller of this Agreement and of the other agreements, documents and instruments contemplated hereby, the consummation by Seller of the transactions contemplated hereby and thereby, and the performance by Seller of its obligations hereunder and thereunder:  (i) have been duly and validly authorized by all necessary corporate action by Seller (other than all necessary shareholder action on the part of Seller) and (ii) constitute, and each of the other agreements, documents and instruments contemplated hereby and thereby upon execution and delivery will constitute, legal valid and binding obligations of Seller enforceable in accordance with their terms assuming the due authorization, execution and delivery thereof by Buyer and subject, as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to creditors’ rights and general equity principles.

The execution and delivery by Seller of this Agreement and of the other agreements, documents and instruments contemplated hereby, the consummation by Seller of the transactions contemplated hereby and thereby, and the performance by Seller of its obligations hereunder and thereunder in accordance with the terms of this Agreement do not and will not, except as set forth on Schedule 3.3, (A) conflict with or violate any of the provisions of the charter or by-laws, or other organizational documents, each as amended, of Seller, Target, or Operating Company, (B) violate any law, ordinance, rule or regulation or any judgment, order, writ, injunction or decree or similar command of any court, administrative or governmental agency or other body applicable to Seller, Target, or Operating Company, (C) violate the terms of, or result in the acceleration of, any indebtedness or obligation of Seller, Target, or Operating Company under, or violate or result in a breach of, or constitute a default under, any instrument, agreement or indenture or any mortgage, deed of trust or similar contract to which Seller, Target, or Operating Company is a party or by which Seller, Target, Operating Company, or the Stock are bound or affected, (D) result in the creation or imposition of any Encumbrance upon the Stock or any asset of Operating Company or Target, or (E) except for the matters set forth in Sections 5.8, 5.10, and 5.11 require the consent, authorization or approval of, or notice to, or filing or registration with, any governmental body or authority, or any other third party.

3.4           Financial Statements.  Seller has provided to Buyer true and complete copies of (i) the consolidated audited balance sheet of Target as of December 31, 2008, and the consolidated related audited statement of income, shareholders’ equity and changes in cash flows of Target for the fiscal year then ended (including the notes thereto and any other information included therein) (the "Annual Financial Statements") and (ii) the consolidated unaudited balance sheet of Target as of June 30, 2009 and the related consolidated unaudited statement of income, shareholders’ equity and changes in cash flows for the quarterly period then ended (the "Interim Financial Statements", collectively with the Annual Financial Statements, the "Financial Statements").  The Financial Statements (i) fairly present the financial condition, results of the operations and cash flows of the Business, Target, and Operating Company as of and for the periods indicated and (ii) have been prepared in accordance with GAAP consistently applied throughout and among the periods covered thereby; except with respect to the absence of footnotes and any other adjustments or disclosures which, consistent with GAAP and the past practice of Target, would not be made with respect to the Interim Financial Statements.

During the period covered by the Financial Statements and through Closing, Target had (and will have) no assets or operations other than the assets and operations of Operating Company.  The Secured Indebtedness consists solely of the Revolving Indebtedness and outstanding letters of credit (if any), all of which are associated with the revolving line of credit of Operating Company with Bank of America, and any and all liabilities or obligations of Operating Company under the swap agreement effective June 30, 2008.  The Business is the only business of the Operating  Company.

3.5           Absence of Certain Changes. Since December 31, 2008, Operating Company has operated the Business in the ordinary course, consistent with past practices and, except as set forth on Schedule 3.5 , there has not been incurred, nor has there occurred with respect to the Business:  (a) any damage, destruction or loss (whether or not covered by insurance)  which has not been repaired or restored, or as to which and to the extent proceeds from policies of insurance are not available, in either case in excess of an additional $100,000 for any single loss or $250,000 for all such losses; (b) any sale, transfer, pledge or other disposition of any operating assets of Operating Company (except sales of inventory in the ordinary course of business or in connection with the Revolving Indebtedness) having an aggregate book value of $50,000 or more; (c) any termination, amendment, cancellation or waiver of any Material Contract or any termination, amendment, cancellation or waiver of any rights or claims of Operating Company or Target under any Material Contract (except in each case in the ordinary course of business and consistent with past practices and any action which may be taken  with respect to the East Hanover, New Jersey warehouse facility as permitted by Section 5.2); (d) any change in the accounting methods, procedures or practices followed by Target or Operating Company, except as may be required by GAAP, PCAOB or accounting rules adopted by the SEC or FASB subsequent to the Execution Date, or any change in depreciation or amortization policies or rates previously adopted by Target or Operating Company; (e) except as required by any provisions of GAAP adopted after the Execution Date, any write-down or write-up of the value of any inventory or equipment of Operating Company or any increase in inventory levels in excess of historical levels for comparable periods after taking into consideration any commercially reasonable purchases of inventory to accept advantageous terms and conditions offered by suppliers; (f) any increase in compensation paid, payable, or to become payable by Target or Operating Company to any of its employees except salary adjustments in the ordinary course of business and consistent with past practices prior to April 1, 2009 or, except as required by law or an existing collective bargaining agreement, other change in personnel policies or benefits; or (g) any agreement, whether in writing or otherwise, by Seller, Target, or Operating Company to take or do any of the actions enumerated in this Section 3.5.

3.6           Material Contracts.  Schedule 3.6 (a) sets forth a list of all Material Contracts in existence as of the Execution Date.  True copies of all written Material Contracts in existence as of the Execution Date, including all amendments, addendums, modifications, and supplements thereto, and any assignments thereof, and a complete list of all oral Material Contracts described or required to be described on Schedule 3.6 (a) have been furnished to Buyer.  Each of Target and Operating Company has performed all of its obligations required to be performed by it to the date hereof, and neither Target or Operating Company, nor any other party to any Material Contract is in default or alleged in writing to be in default, under any Material Contract.  Each of the Material Contracts is valid and in full force and effect and enforceable against the parties thereto in accordance with their respective terms, subject to bankruptcy, insolvency and other laws of general applicability relating to creditors’ rights and general principles of equity and, except as set forth in Schedule 3.6(b), the sale of the Stock, will not (i) require the consent of any party to a Material Contract in existence as of the Execution Date or (ii) constitute a default thereunder or an event permitting termination thereof.

3.7           Operating Assets. The assets owned or leased by Operating Company or Target (the “Operating Assets”) include all properties and assets (real, personal and mixed, tangible and intangible, and all leases, licenses and other agreements) utilized in carrying on the Business in the ordinary course.  Except as set forth in Schedule 3.7 which will be released on or prior to the Closing Date, Operating Company or Target have good and valid title to all of the Operating Assets free and clear of all Encumbrances except Permitted Encumbrances. Except as set forth in Schedule 3.7, the Operating Assets are in the exclusive possession and control of Operating Company or Target (as the case may be) and no Person other than Operating Company or Target is entitled to possession of any portion of the Operating Assets.

3.8           Machinery, Equipment, Software.  Schedule 3.8 sets forth a list of all machinery, equipment, tools, motor vehicles, furniture and fixtures with an individual value on the books of Operating Company of $10,000 or over or, if leased, with annual lease payments of $5,000 or over, necessary for or used in the operation of the Business in the manner in which the Business has been operated, including a designation as to which of such items are owned by Operating Company or Target and which items are leased to Operating Company or Target (collectively, the “Equipment”).  With respect to Equipment which is leased, Schedule 3.8 also contains a list of all leases or other agreements, whether written or oral, relating thereto.  All Equipment whether leased or owned is in good operating condition, maintenance and repair in accordance with industry standards taking into account the age thereof, ordinary wear and tear excepted.  All material operating (including without limitation computer enterprise) systems and software are (i) operating satisfactorily for the task to which they are being applied, (ii) reasonably capable of handling existing and currently contemplated work volumes, and (iii) not in imminent need of repair or replacement.

3.9           Inventories of the Seller.  All inventories of Operating Company are reported in the Financial Statements in accordance with GAAP, consistently applied.  The levels of inventories are consistent with the levels maintained by Operating Company in the ordinary course consistent with past practices as may have been impacted by Operating Company’s actual or projected sales levels.  Operating Company is not in possession of any inventory which is not owned by Operating Company, including goods already sold.  The current inventory of Operating Company is valued at the lower of cost or current market as described in the footnotes to the Annual Financial Statements.

3.10           Accounts Receivable.  All accounts receivable (including without limitation trade accounts receivable and any amounts due from vendors) of Operating Company represent valid obligations arising from sales actually made or services actually performed by Operating Company in the ordinary course of its business.  All accounts receivable are reported in the Financial Statements in accordance with GAAP, consistently applied. Except for private label goods, Operating Company has made no presently enforceable warranties to any customers or users of the products or services (separate and distinct from any applicable manufacturers’, vendors’ or third parties’ warranties) other than the warranties implied by applicable law including warranties of merchantability and fitness for a particular purpose.  Since the date of the Annual Financial Statements, Operating Company has not discounted, provided incentives, or taken any action that causes, or is intended to cause, or is reasonably likely to cause, any account debtor of Operating Company to pay its accounts to Operating Company other than in the ordinary course of business consistent with past practices.  Schedule 3.10 lists vendor programs in which Operating Company participates as of the Execution Date, and a summary of the program terms will be provided to Buyer on or prior to the first Business Day after the Execution Date.  All vendor accounts receivable have been stated in the Financial Statements in accordance with GAAP, consistently applied.

3.11           Real Property.

(a)           Schedule 3.11(a) hereto contains a complete list of all real property owned or leased by Target or Operating Company (collectively, the "Real Property").  True and correct copies of all leases with respect to the Real Property have been delivered to Buyer.  The only real property used by Target or Operating Company in connection with the Business is the Real Property.

(b)           The Real Property and all buildings and improvements thereon are in reasonable physical condition, normal wear and tear excepted.  There is no Person other than Target or Operating Company or, as to leased Real Property, the landlord to the extent provided for in the relevant lease or applicable law, entitled to possession of the Real Property.  All of the Real Property, and Target’s or Operating Company’s use thereof, complies with all applicable zoning, building, fire, use restriction, air, water, or other pollution control, environmental protection, waste disposal, safety or health codes, or other ordinances, laws, rules, or regulations but excluding any Environmental Laws which are subject to Section 3.24 hereof and any matter covered by the indemnification provided in Section 8.2 (a).  Except as set forth in Schedule 3.11(b), neither Target nor Operating Company has assigned, subleased, transferred, conveyed, mortgaged, or deeded in trust any interest in any of the leases.  Neither Target nor Operating Company has  subordinated its interests under any of the Warehouse Leases to any third Person, mortgagee or otherwise except to any lenders of the landlords under such Warehouse Leases in the ordinary course of business.

3.12            Intellectual Property.  Except for Intellectual Property appearing on or used in connection with any third party products sold by Operating Company in the ordinary course of business (for which Intellectual Property no representation or warranty is provided hereunder) or as set forth on Schedule 3.12, (i) there are no patents, trademarks, trade names, service marks, service names or registered copyrights which are used in and material to the conduct of the Business as presently conducted and there are no applications therefor or licenses thereof (collectively, the "Intellectual Property"), and (ii) there are no inventions, computer software, logos or slogans, which are owned or leased by Operating Company that are used in and material to the conduct of the Business as presently conducted, other than paid-up licenses for commercially available software programs and for standard and common intellectual property rights associated with equipment and supplies acquired by Target or Operating Company, in either case under which either Target or Operating Company is the licensee.  Except with respect to computer software, neither Target nor Operating Company, individually or jointly, is a party to, nor pays a royalty to anyone under, any license or similar agreement for any of the Intellectual Property.  Operating Company either owns the entire right, title and interest in and to or has the right to use in the Business as presently conducted, the Intellectual Property (as identified on Schedule 3.12) and no third party is infringing such Intellectual Property.  Neither the Intellectual Property identified on Schedule 3.12 nor any of Operating Company’s operations, activities or products with respect to the Business infringes the patents, trademarks, trade names, copyrights or other intellectual property rights of others; provided that no representation or warranty is made with respect to third party products sold by Operating Company in the ordinary course of business.  Operating Company is not wrongfully or otherwise using the property rights of others; provided that no representation or warranty is made with respect to third party products sold by Operating Company in the ordinary course of business.

3.13             Accounts Payable.  All accounts payable and accrued expenses of Operating Company to third parties or affiliates of Operating Company as of the Execution Date and as of the Closing Date arose in the ordinary course of business consistent with past practice and no material accounts payable or accrued expenses are delinquent or past due.  Seller has disclosed to Buyer any objections, defenses or setoff rights to the accounts payable of Operating Company which it is utilizing, or intends to use, in connection with the payment of any accounts payable or accrued expenses.

3.14            Approvals, Permits and Authorizations.  Set forth on Schedule 3.14 is a list of all governmental licenses, permits, certificates of inspection, other such authorizations, filings and registrations which are necessary for Target and Operating Company to own its respective assets and for Operating Company to operate the Business as presently conducted (collectively, the “Authorizations”).  Neither Target nor Operating Company has received any notifications to the effect that any Authorizations have not been duly and lawfully secured or made by Target or Operating Company and are not in full force and effect.  There is no proceeding pending or Threatened action, to revoke or limit any Authorization.

3.15            Seller and Target SEC Documents.  Except as set forth on Schedule 3.15, each of Seller and Target has filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the SEC required to be filed by Seller and Target under the Securities Act of 1933, as amended or Sections 13(a), 14(a) or 15(d) of the Securities Exchange Act of 1934, as amended (to the extent related to the Business) since December 31, 2007 (the “Seller SEC Documents”).  As of their respective dates, the Seller SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Seller SEC Documents and none of the Seller SEC Documents contained, as of the date filed (except to the extent amended or superseded by a subsequent filing), any untrue statements of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The financial statements (including the related notes) included in the Seller SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be otherwise indicated in the notes thereto or as may be otherwise permitted by the rules and regulations of the SEC or subject, in the case of unaudited statements to normal and recurring year-end adjustments).

3.16           Compliance with Laws.  Target, Operating Company, and the operation of the Business is now and has been in the past (through the expiration of any applicable statute of limitations) in compliance with, and all of the Operating Assets comply with  (i) all applicable laws, rules, regulations and codes (including, without limitation, any laws, rules, regulations and codes relating to anticompetitive practices, discrimination, employee benefits, employment, health, safety, fire, building and zoning, but excluding laws relating to Employee Benefit Plans which are the subject to Section 3.23 hereof, Environmental Laws which are the subject of Section 3.24 hereof and laws relating to the Real Property which are subject to Section 3.11 and the indemnification provided in Schedule 8.2) and (ii) all applicable orders, rules, writs, judgments, injunctions, decrees and ordinances; provided that there is no representation and warranty being made with respect to products manufactured by third parties other than the representation and warranty contained herein with respect to sale and distribution of said third party products;  provided further that as to the sale and distribution of said third party products in states or other jurisdiction where the sale of such product may be prohibited, compliance with applicable laws may be based on reasonable reliance on the information and disclosures, without independent investigation, received  (or the fact that no relevant information or disclosures has been received) by Operating Company from the manufacturer of said third party products.

Except as set forth on Schedule 3.16, neither Target nor Operating Company has received any notification of any asserted present or past failure by it to comply with such laws, rules, regulations or codes, or such orders, rules, writs, judgments, injunctions, decrees or ordinances except for past violations as to which the relevant statute of limitations has expired or as to which Operating Company or Target has completed all actions required to be in compliance therewith.  Set forth on Schedule 3.16 are all orders, writs, judgments, injunctions, decrees and other awards of any court or any governmental instrumentality applicable to Target, Operating Company, or the Business.  Seller has delivered to Buyer copies of all reports, if any, of Operating Company required since December 31, 2007 under all applicable worker health and safety laws and regulations.  The deficiencies, if any, noted on such reports or any deficiencies noted by inspection from December 31, 2007 through the Closing Date have been corrected by Operating Company or are being contested in good faith for which adequate reserves have been established.

3.17            Insurance.  Except as set forth on Schedule 3.17 (i), neither Target nor Operating Company has, during the last three (3) fiscal years, been denied or had revoked or rescinded any policy of insurance and there is no presently effective notice of cancellation or termination of any policy of insurance.  Set forth on Schedule 3.17 (ii) is a list of Target’s and Operating Company’s insurance policies and a summary of information pertaining to property damage and personal injury claims against either Target or Operating Company during the past three (3) years, all of which are fully satisfied or are being defended by the insurance carrier and involve no exposure to either Target or Operating Company.  Except as set forth on Exhibit 3.17(ii), there are no pending open claims, covered or alleged to be covered under one or more of the past or present policies insuring Target or Operating Company, against Target or Operating Company relating to the operations of the Business or otherwise for which applicable insurance deductibles have not been met or insurance coverage has been denied.

3.18           Taxes.  All material domestic and foreign federal, state and local Tax returns and reports required as of the date hereof to have been filed by Target and/or Operating Company (or any consolidated, combined, or unitary group of which Target and/or Operating Company is or was a member) for taxable periods ending prior to the Closing Date will have been duly and timely filed by the Closing Date with the appropriate governmental agencies or taxing authorities, and all such returns and reports are true, correct and complete in all material respects.  All Taxes payable by, or due from, Target and/or Operating Company for all periods arising on or prior to the Closing Date have been (i) fully paid by Target and/or Operating Company or (ii) have been adequately provided for in the Financial Statements of Target or Operating Company.  Except as set forth in Schedule 3.18, there are no audits or investigations open, pending, or Threatened of any of the Tax returns related to the Business.  No claim has ever been made by any authority in a jurisdiction where Target and/or Operating Company does not file Tax returns or reports that Target and/or Operating Company is or may be subject to taxation by such jurisdiction.

3.19           Litigation.  Except as set forth in Schedule 3.19, there are no actions, suits, claims, investigations or legal or administrative or arbitration proceedings pending or Threatened against Seller, Target, or Operating Company with respect to the Operating Assets or Operating Company’s employees, customers, or vendors, or the Business generally.  Except as set forth in Schedule 3.19, none of Seller, Target, or Operating Company is now under any judgment, order, writ, injunction, decree, award or other similar command of any court, administrative agency or other governmental authority applicable to the Operating Assets, the Stock, Operating Company’s employees, customers or vendors, or Seller, Target, or Operating Company generally or which relate to this Agreement and/or the transactions contemplated hereby.

3.20           Powers of Attorney.  Except as set forth in Schedule 3.20, there are no Persons, holding general or special powers of attorney from Target or Operating Company.

3.21           Broker’s and Finder’s Fees.  Except for CRT Investment Banking LLC none of Seller, Target, or Operating Company has incurred any liability to any broker, finder or agent or any other Person for any fees or commissions with respect to the transactions contemplated by this Agreement, and Seller assumes all liability to CRT Investment Banking LLC and any such broker, finder or agent or any other person or entity claiming any such fee or commission.

3.22           Labor.  Target has no employees. Schedule 3.22(a) (i) discloses, as of recent date but prior to the Execution Date, all of Operating Company’s employees, with a present annual compensation of over $50,000, as well as each such person’s compensation (including, separately, base pay and any incentive or commission pay), title, status (e.g. active, disabled, authorized leave, full time, part time, etc.), length of employment, employment contract (if any), accrued vacation time, and any benefits arrangements (e.g. stock option grants, phantom stock, stock appreciation, profit participation, etc).  Except as set forth on Exhibit 3.22 (a) (ii), Operating Company has no independent sales representatives, nor are there any consultants that receive compensation directly or indirectly from Target or Operating Company (except in an employee capacity).  Except as set forth in Schedule 3.22(b): (i) Operating Company is not delinquent in the payment (A) to or on behalf of any past or present employees of any cash, compensation or benefits for all periods prior to the Execution Date and as of the Closing Date or (B) of any amount which is due and payable to any domestic or foreign federal or state fund pursuant to any workers' compensation statute, rule or regulation or any amount which is due and payable to any workers' compensation claimant; and (ii) no material dispute exists between Operating Company and any of its employees, except any dispute relating to or based upon any changes in employment status or the terms of employment planned or communicated by Buyer with respect to any such employees as a result of this transaction.  Except as set forth on Schedule 3.22(c), Operating Company is not currently, nor has it ever been, a party to any collective bargaining agreement or other labor contract, and there has not been, nor is there pending or Threatened, any union organizational drive or application for certification of a collective bargaining agent with respect to Operating Company’s employees.  There is no present lockout of any employees of Operating Company.  There is no unfair labor practice complaint or other employment claim pending or Threatened against Operating Company before the National Labor Relations Board or any other Governmental Authority.

3.23           Employee Benefit Plans.

(a)           Schedule 3.23(a)  sets forth a correct and complete list of all employee benefit plans as defined under Section 3(3) of ERISA, plus all other benefit plans, policies, programs, agreements or arrangements, including but not limited to, any bonus, deferred compensation, severance pay, retention, change in control, employment, consulting, pension, profit-sharing, retirement, insurance, stock purchase, stock option, incentive or equity compensation, vacation, disability, life insurance, or other fringe benefit plan, program, policy, agreement, arrangement or practice (whether written or oral, qualified or nonqualified, funded or unfunded) maintained, contributed to or required to be contributed to, by Seller, Target or Operating Company for the benefit of any current or former employees, officers, consultants or directors of Target or Operating Company, or with respect to which Target or Operating Company, directly or indirectly, could have any liability (each an “Employee Benefit Plan” and collectively, the “Employee Benefit Plans”).

(b)           Seller has delivered to Buyer  (and its counsel) correct and complete copies of (i) each Employee Benefit Plan (including all amendments thereto) or written description of each Employee Benefit Plan that is not otherwise in writing; (ii) the three most recent annual reports on Form 5500 and all schedules thereto required to be filed with respect to the 401 (k) Savings plan of Operating Company; (iii) the most recent Summary Plan Description and Summary of Material Modifications for each Employee Benefit Plan to the extent applicable; (iv) each current trust agreement, insurance contract or policy, group annuity contract and any other funding arrangement relating to any Employee Benefit Plan, to the extent applicable; (v) the most recent actuarial report, financial statements and valuation report, to the extent applicable; (vi) the current IRS favorable determination letter for each Employee Benefit Plan intended to be qualified under Section 401(a) of the Code or any trust intended to be exempt under Section 501(a) of the Code; and (vii) with respect to each Employee Benefit Plan intended to be qualified under Section 401(a) of the Code, test results for the last three plan years demonstrating such Employee Benefit Plan’s compliance with the applicable coverage, annual additions and nondiscrimination rules under the Code.

(c)           Except as set forth on Schedule 3.23 (c), the Employee Benefit Plans have complied and continue to comply in form and operation with the requirements of ERISA, the Code and other applicable Laws.  Target and Operating Company are in compliance with, and have performed all of their respective obligations with respect to, the Employee Benefit Plans, including but not limited to the COBRA health care continuation requirements of Sections 601-608 of ERISA and Section 4980B of the Code and applicable state laws regarding health care continuation coverage.

(d)           Neither Target, Operating Company nor any ERISA Affiliate has ever maintained, adopted or established, contributed or been required to contribute to, or otherwise participated in or been required to participate in,  (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (ii) a defined benefit plan subject to Title IV of ERISA, (iii) a plan subject to the minimum funding standards of Section 412 of the Code or Section 302 of ERISA; (iv) a multiple employer plan within the meaning of Section 413(c) of the Code; or (v) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.  [No Employee Benefit Plan that is a “nonqualified deferred compensation plan” is noncompliant with Section 409A of the Code.

(e)           Except as set forth on Schedule 3.23 (e), each Employee Benefit Plan (and related trust) that is intended to be qualified under Section 401(a) of the Code and exempt from taxation under Section 501(a) of the Code is so qualified and exempt as of the date hereof, and in each case Target or Operating Company either has received a favorable determination letter from the IRS with respect thereto or is properly relying on the IRS opinion or advisory letter issued with respect to a prototype or volume submitter plan document which Target or Operating Company has duly adopted.  No circumstances exist that would reasonably be expected to adversely affect the qualified and exempt status of any such Employee Benefit Plan (and its related trust).  No event has occurred and no condition exists with respect to any Employee Benefit Plan that (i) has resulted or could result in a “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) or otherwise has resulted or could result in the imposition of a material excise tax, penalty or fine under ERISA or the Code;  (ii) has resulted or could result in a material breach of fiduciary duty or violation of Part 4 of Title I of ERISA; or (iii) could cause Target, Operating Company or Buyer to be subject, either directly or indirectly (through an ERISA Affiliate or otherwise) to any liability (whether or not asserted as of the date hereof) under ERISA, the Code, any other applicable laws or otherwise.

(f)           There are no unpaid contributions or premiums due prior to the date hereof with respect to any Employee Benefit Plan that are required to have been made under the terms of such Employee Benefit Plan, any related insurance contract or any applicable law and all contributions and premiums due have been timely made.   With respect to each Employee Benefit Plan, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves.  No assets of Target or Operating Company are allocated to or held in a “rabbi trust” or similar funding vehicle.

(g)           With respect to each Employee Benefit Plan: (i) no filing, application or other matter is pending with the IRS, the Pension Benefit Guaranty Corporation, the United States Department of Labor or any other governmental body, and (ii) there is no action, suit, audit, investigation or claim pending, Threatened or anticipated (other than routine claims for benefits).

(h)           Neither Target nor Operating Company has any obligation or made any promise under any Employee Benefit Plan or otherwise to provide any health, life insurance or other post-termination benefit coverage (whether or not insured) to retired or other former employees, directors or consultants (or any spouses or dependents), except as specifically required by COBRA or applicable state healthcare continuation coverage laws.

(i)           Except as set forth in Schedule 3.23(i), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, or any termination of employment or service or other event or occurrence in connection therewith will or may (i) entitle any current or former employee, director or consultant of Target or Operating Company to any payment or benefit (or result in the funding of any such payment or benefit) or result in any forgiveness of indebtedness with respect to any such persons, (ii) increase the amount of any compensation, equity award or other benefits otherwise payable by Target or Operating Company or (iii) result in the acceleration of the time of payment, funding or vesting of any compensation, equity award or other benefits.  No amounts payable or that could become payable (individually or collectively and whether in cash, capital stock of Target or Operating Company or other property) under any of the Employee Benefit Plans or any other contract, agreement or arrangement with respect to which Target or Operating Company may have any liability (including by virtue of the execution of and consummation of the transactions contemplated by this Agreement) would not be deductible for federal income tax purposes by virtue of Sections 404, 162(m) or 280G of the Code.

(j)           Except as set forth in Schedule 3.23(j), each Employee Benefit Plan can be freely amended, terminated or otherwise discontinued after the Closing without the consent of participants and without liability and neither Target nor Operating Company has any express or implied commitment, whether legally enforceable or not, to adopt any new Employee Benefit Plan or modify, change or terminate any existing Employee Benefit Plan other than as may be required by ERISA or the Code.  No termination, discontinuance, load, market value adjustment or other similar fee or expense is or shall become payable by any Employee Benefit Plan or the participants therein, or Target or Operating Company, in connection with the discontinuance of contributions to, the termination of any investment contract with respect to and/or the amendment or termination of, any Employee Benefit Plan.

(k)           Each individual who renders or has rendered services to Target or Operating Company who is or has been classified as having the status of an independent contractor, leased employee, consultant or other status other than employee for any purpose (including for the purposes of taxation and tax reporting and under the Employee Benefit Plans) is or has been properly characterized as such.

3.24          Environmental Matters.

(a)           Except for inventory held for sale in the ordinary course of business in compliance with Environmental Law or as set forth on Schedule 3.24, no amount of any Hazardous Substances are present in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Target or Operating Company has at any time owned, operated, occupied or leased;

(b)           Seller has made available to Buyer, prior to the Execution Date,  all documents, records and other written information in the possession, custody or control of Seller, Target, or Operating Company concerning any Hazardous Substances, any activities or permits related to Hazardous Substances or any other environmental or health and safety matter which is material and relevant to Target or Operating Company or any of their properties, assets or operations, whether generated by Seller, Target, Operating Company, or others, including,  without limitation, environmental audits, environmental risk assessments, environmental site assessments, subsurface investigations, documentation regarding offsite disposal of Hazardous Substances, spill control plans and reports, correspondence, permits and other authorizations related to any Environmental Law, Hazardous Substance or environmental or health and safety matters;

(c)           Except for inventory purchased or sold in the ordinary course of business in compliance with Environmental Laws or as set forth on Schedule 3.24, neither Target nor Operating Company has transported or disposed of any Hazardous Substances that could give rise to any liability of Target or Operating Company under any Environmental Law; and

(d)           Except as to any matter covered under the indemnification provided in Section 8.2 (a), (i) Target and Operating Company are and have been in compliance with all Environmental Laws for the past five (5) years except where such non-compliance would not be material to the Business and (ii) except as may be set forth in Section 5.10 or Section 5.11, Target and Operating Company have no liability under any Environmental Laws with respect to the Business or any property that Target or Operating Company has at any time owned, operated, occupied or leased.

3.25            Interest in Competitors and Related Entities. Except as set forth on Schedule 3.25, neither the Target or Operating Company nor any affiliate of either of them (i) has any direct or indirect interest in any Person engaged or involved in any business which is competitive with the Business, (ii) has any direct or indirect interest in any Person which is a lessor of assets or properties to, supplier of, or provider of services to, the Business, or (iii) has a beneficial interest in any contract or agreement, written or oral, with respect to the Business to which Target or Operating Company is a party.

3.26           Principal Customers and Suppliers.  Schedule 3.26 lists the 100 largest customers (along with a summary of notice given to any one or more of said customers which were effective on November 2, 2009 and November 16, 2009 reducing the maximum dollar amount of orders which Seller would accept for reasons related to the credit standing of such customers) and 25 largest vendors (the “Principal Customers and Suppliers”) of Operating Company during 2007, 2008 and the 6 month period ended June 30, 2009 and the volume of business with each such customer and vendor.  Except as set forth or reflected on Schedule 3.26, no Principal Customer or Supplier has suspended, terminated or materially reduced its business with Operating Company or communicated to Seller, Operating Company or Target an attempt to suspend, terminate or materially reduce its business with Operating Company since June 30, 2009, other than normal fluctuations in the ordinary course of business consistent with past practices (including a credit hold or similar actions taken buy Operating Company under criteria established prior to the Execution Date in the ordinary course of business) or the general state of the economy.

3.27           Bank Accounts.  Schedule 3.27  lists all bank accounts, credit cards, safe deposit boxes, and lock boxes in the name of, or controlled by, Target and/or Operating Company and details about the persons having access to, or authority over such accounts, credit cards, safety deposit boxes, and lock boxes.

ARTICLE 4
Representations and Warranties of Buyer

Buyer hereby represents and warrants to Seller as follows:

4.1           Organization and Related Matters. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of South Carolina.  Buyer has full corporate power and authority to execute and deliver this Agreement and the other agreements and documents and instruments contemplated hereby, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder.

4.2           Authorization; No Conflicts; Consents. The execution and delivery by Buyer of this Agreement and the other agreements, documents and instruments contemplated hereby, the consummation by Buyer of the transactions contemplated hereby and thereby and the performance by Buyer of its obligations hereunder and thereunder:  (i) have been duly and validly authorized by all necessary corporate action on the part of Buyer and (ii) constitute, and each of the other agreements, documents and instruments contemplated hereby and thereby upon execution and delivery will constitute legal, valid, and binding obligations of Buyer enforceable in accordance with their terms assuming the due authorization, execution and delivery thereof by Seller, Target, and Operating Company, and subject, as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to creditors’ rights and general equity principles.

The execution, delivery and performance of this Agreement or the other documents and instruments to be executed and delivered by Buyer pursuant hereto and the consummation by Buyer of the transactions contemplated hereby and thereby will not (i) conflict with or violate any provisions of the certificate of incorporation or bylaws of Buyer, (ii) violate any law to which Buyer is subject, or (iii) violate the provisions of, or constitute a breach or default whether upon lapse of time and/or the occurrence of any act or event otherwise under any contract or agreement to which Buyer is a party or by which Buyer or any of its assets or properties may be bound or affected.

 Schedule 4.2 lists all consents and approvals by any governmental entity or any other Person necessary for the execution and delivery of this Agreement by Buyer or the consummation by Buyer of the transactions contemplated hereby.

4.3           Legal Proceedings. There is no order or proceeding pending or Threatened against Buyer that individually or when aggregated with one or more other actions or proceedings, has or might reasonably be expected to have a materially adverse effect on Buyer’s ability to perform this Agreement and to consummate the transactions contemplated hereby.

4.4           Commitment Letters. Buyer has delivered to Seller accurate copies of the commitment letters, including all exhibits, schedules and amendments or modifications to such letters (the terms of which include all conditions precedent to the funding set forth therein), with respect to the financing contemplated to be provided in connection with the transactions contemplated by this Agreement (the “Commitment Letters”).  The Commitment Letters are in full force and effect as of the Execution Date.  The financing detailed in the Commitment Letters is sufficient to enable Buyer to fund the Purchase Price and all fees and expenses of Buyer in connection with the transactions contemplated hereby.

4.5           Broker’s and Finder’s Fees. Buyer has not incurred any liability to any broker, finder or agent or any other Person for any fees or commissions with respect to the transactions contemplated by this Agreement, and Buyer assumes all liability to any such broker, finder or agent or any other Person claiming any such fee or commission.

4.6           Buyer Material in Proxy Statement. The material and information to be provided by Buyer to Seller for inclusion in the proxy materials referred to in Section 5.8 will not contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or will it omit any material fact necessary to make the material and information accurate or complete.

ARTICLE 5
Covenants

Seller covenants and agrees that:

5.1           Access.  Until the Closing, Seller shall, and shall cause each of Target and Operating Company to, afford to Buyer, its attorneys, accountants, and representatives, free and full access to the properties, operations, books, records and personnel of Target and Operating Company and provide to Buyer and its representatives such additional financial and operating data and other information as to the obligations and properties of Target and Operating Company reasonably available to Seller, Target, or Operating Company as Buyer shall from time to time reasonably request.  Notwithstanding the foregoing (i) it is agreed that Buyer, prior to the Execution Date has completed, or has been provided with access acceptable to it of,  all surveys and appraisals, measurements, and structural and engineering studies, and conducted all environmental assessments, test borings and other tests of surface and subsurface conditions (including, without limitation, tests and analyses of soil, surface water, and groundwater and the installation of soil borings and monitoring wells), deemed necessary by Buyer in its discretion; provided, however, that Seller has commissioned such environmental assessments and reports as are necessary for it to comply with its obligations under Section 5.10 or Section 5.11 and has arranged with any such environmental consultants that such reports will be made available to Buyer and its advisors and lenders; (ii) Seller shall not be required to provide to Buyer information which would result in (x) the loss of attorney-client privilege with respect to such information or (y) a breach of a binding agreement as to which the Target or Operating Company is a party; provided that, as to any information within the ambit of this subsection (ii) the parties shall use reasonable commercial efforts to make appropriate substitute disclosure arrangements.  Unless and until the Closing takes place, all information provided pursuant to this Section 5.1 shall be held by Buyer pursuant to the confidentiality provisions contained in the letter agreement between the parties dated February 17, 2009.  No investigation by Buyer heretofore or hereafter made shall affect the representations and warranties of the Seller, Target, and Operating Company contained herein.

5.2           Operation of Business of Target and Operating Company. From April 1, 2009 through the Closing, Seller agrees that, without the consent of Buyer, Seller shall cause each of Target and Operating Company to (a) maintain their corporate existence in good standing, (b) operate the Business, including maintaining inventory levels, substantially as presently operated and only in the ordinary course and consistent with both past operations and its obligations under any existing agreements and as may be impacted by Operating Company’s actual or projected sales levels or actions taken as a result of changes in the financial condition of vendors or customers; provided that Target or Operating Company may take all commercially reasonable actions to extend the lease on the existing terms of its present East Hanover, NJ warehouse for a period of one year on terms and conditions acceptable to the lessor of said facility, (c) use its reasonable commercial efforts to preserve intact the present organization and employees of the Business and Operating Company’s relationships with Persons, including customers and vendors, having business dealings with the Business except for actions taken as a result of deteriorating financial condition of vendors or customers and, provided that, as such actions relate to any employee, Seller need only provide the payments provided for in the Employee Agreement, (d) comply with all laws, rules, regulations and orders applicable to the Business, (e) pay all taxes, charges and assessments with respect to the Business when due, subject to any valid objection or contest of such amounts asserted in good faith and adequately reserved against, (f) make all debt service payments with respect to the Business when contractually due and payable, (g) pay all accounts payable and other current liabilities with respect to the Business when due and in accordance with ordinary past business practices, (h) except to the extent required by law, maintain without amendment the Employee Benefit Plans, (i) maintain the property, plant and equipment of Operating Company in good operating condition in accordance with industry standards taking into account the age thereof, (j) maintain its books and records of account with respect to the Business in the usual, regular and ordinary manner, and (k) not take any action which would cause the representations and warranties made by Seller, Target, and Operating Company in this Agreement, taken as a whole, to be materially untrue or incorrect as of the Closing Date.  Seller further covenants and agrees that Seller shall cause Operating Company to file Tier II Chemical Inventory Reports for calendar year 2007 (or partial year if necessary or appropriate) and calendar year 2008 to the applicable Governmental Authorities for the property located at 1202 Metropolitan Avenue, Brooklyn, New York on or before December 31, 2009, to the extent that the operations of Operating Company meet the minimum reporting requirements (if any) for each such jurisdictions.

5.3           Insurance.  Seller, Target, and Operating Company shall use reasonable commercial efforts to maintain Operating Company’s insurance coverages with respect to the Business with the same insurers, at the same amounts of coverage, and with the same types of coverage that exist at the Execution Date except if replaced by similar coverage from a reasonably acceptable carrier.

5.4           Forbearance by Seller, Target, and Operating Company.  From April 1, 2009 through the Closing, Seller agrees that without the prior written consent of Buyer except as expressly otherwise provided in this Agreement, neither Target nor Operating Company shall, and Seller shall not cause or permit either Target or Operating Company to,: (a) incur any Secured Indebtedness (provided that Operating Company can use Revolving Indebtedness for business expenses incurred in the ordinary course of business); (b) declare, issue or make any direct or indirect redemption, purchase or other acquisitions of any shares of their capital stock or property or make any payment or distribution in respect of the capital stock of Target or Operating Company; (c) except for Permitted Encumbrances, encumber any of its properties or assets; (d) sell, lease, transfer or dispose of any of its properties or assets (other than the sales of inventory in the ordinary course of business consistent with past practice or the sale, transfer or disposal of other insubstantial properties provided that the sale proceeds are used to reduce the Revolving Indebtedness), (e) grant any rights of value, or cancel, compromise, release or assign any indebtedness owed to it by or any claims held by it other than third party customer or vendor indebtedness or claims in the ordinary course of business; (f) make or commit to make any expenditures of a capital nature in excess of $50,000 in the aggregate, except as otherwise set forth on Schedule 5.4; (g) enter into any contract or agreement (other than short term arrangements entered into in the ordinary course of business consistent with past practice) or amend, terminate or waive any rights or claims under any Material Contract, except as permitted by Section 5.2 with respect to the East Hanover, NJ warehouse; (h) cancel or terminate or allow to lapse any insurance policy naming it as a beneficiary or loss payee unless replaced by similar coverage from a reasonably acceptable carrier; (i) increase in any manner the compensation, remuneration (other than the payments required by the Employee Agreement and increases required under the terms of a collective bargaining agreement) or, except to the extent required by law, alter in any manner the fringe benefits of any of its officers or employees; (j) other than as set forth in the Employee Agreement, pay or agree to pay any such officers or employees (including former employees) any pension, retirement allowance or other benefit (including severance) not required by any existing Employee Benefit Plan; (k) except as may be permitted by this Agreement, commit to any employment agreement or Employee Benefit Plan with or for any of its officers or employees or any other person or entity, or alter, amend or terminate in whole or in part or curtail or permanently discontinue contributions to any pension plan or any other Employee Benefit Plan; (l) change its cash management customs and practices or engage in any other practice to accelerate the collection of any accounts receivable or delay payment of any accounts payable or other liabilities beyond their scheduled due dates and consistent with past practice; (m) change any of its accounting principles, methods or practices unless required by GAAP, PCAOB or the SEC or FASB accounting rules; (n) terminate or fail to renew any applicable permits; (o) make any investment, by purchase, contribution to capital, property transfer or otherwise, in any other Person; (p) dispose of or permit to lapse any rights (to the extent such rights are currently protected) to the use of any Intellectual Property; (q) make any payments to any Person, except for payments in respect of Indebtedness, after the opening of business on the day preceding the Closing Date; (r) offer or make any incentives available to any customers which differ substantially from incentives previously offered in the ordinary course of business; (s) pay any expenses of Seller, Target, or Operating Company relating to the transactions contemplated by this Agreement to the extent such payment increases Indebtedness as of the Closing Date; (t) take any action which will render inaccurate any representation or warranty made herein or which would result in a breach by the Seller of its obligations hereunder or (u) enter into any agreement or do any of the things described in clauses (a) through (t) of this Section 5.4.

5.5           Additional Information.  Prior to the Closing, Seller shall furnish to Buyer such additional information with respect to any matters or events arising or discovered subsequent to the Execution Date which, if existing or known on the Execution Date, would have rendered any representation or warranty made by Seller, Target, and Operating Company or any information contained in any Exhibit or Schedule hereto or in other information supplied in connection herewith then inaccurate or incomplete; provided, however that information provided in accordance with this Section 5.5 shall not be taken into account when determining Seller’s compliance with Section 6.1.  Seller shall promptly distribute to Buyer all management reports relating to the Business which are circulated to mid-level or senior-level management consistent with past practices.  Seller shall further notify Buyer of any circumstances or events which is reasonably likely to have a material adverse impact on the Seller’s, Target’s, or Operating Company’s vendor, customer, employee, or bank relationships as such are related to the Business.

5.6           Employee Benefit Plans.

(a)           Until the Closing, Seller shall fully cooperate with Buyer with respect to Buyer’s continued review of the Employee Benefit Plans and related matters, and Seller shall use its reasonable commercial efforts to obtain and furnish Buyer and its advisors with such additional information as they may reasonably request.

(b)           Seller and Buyer have identified certain potential document, operational and/or other compliance matters that could adversely affect the tax-qualified status of the Five Star Group, Inc. 401(k) Savings Plan (the “401(k) Plan”).  In this regard and on behalf of Operating Company, Seller agrees to prepare and be responsible for a submission under the Voluntary Correction Program with Service Approval (“VCP”) component of the IRS Employee Plans Compliance Resolution System that satisfies the requirements of Revenue Procedure 2008-50 (and any subsequent Revenue Procedure or other applicable IRS guidance) (the “VCP Submission”).  The VCP Submission shall identify, propose corrections for and seek a compliance statement regarding, without limitation, all failures to timely adopt amendments to the 401(k) Plan, the inclusion of one specific individual who may be ineligible to participate as a participant under the 401(k) Plan, such other identified failures that Buyer reasonably requests Seller to include in the VCP submission (which requests Seller shall not unreasonably deny) and any other failures the correction of which is necessary and appropriate in connection with such VCP Submission (including such failures (as described above) that are discovered in connection with the preparation of such VCP Submission, in each such case as determined in consultation with Buyer (and its advisors).  The date upon which the VCP Submission shall be filed with the IRS shall not be determined until it is also determined pursuant to subsection (c) below whether the 401(k) Plan will be terminated prior to the Closing Date.  If the 401(k) Plan will not be terminated prior to the Closing Date, then Seller shall use its best reasonable efforts to cause the VCP Submission to be filed prior to or on the Closing Date (or if not filed by such time, as soon as administratively practicable thereafter).  If the 401(k) Plan will be terminated prior to the Closing Date and Buyer so requests, then Seller shall prepare and include a correct and complete Application for Determination for Terminating Plan (Form 5310) and related attachments with the VCP Submission (with the term “VCP Submission” as used herein to then be deemed to include such additional Application and attachments) and cause the VCP Submission to be filed as soon as administratively practicable after the Closing Date.  In either case, the complete VCP Submission (and any supplemental information subsequently furnished to the IRS) shall be made available to Buyer (and its advisors) for the Buyer’s (and its advisors’) review and comment for at least five (5) Business Days prior to filing.  Seller shall take and incorporate all reasonably requested comments of Buyer (and its advisors) with respect to the VCP Submission (and any supplemental information subsequently furnished to the IRS).  Seller shall continue to be responsible for and manage the VCP Submission after the Closing Date through the resolution of all matters covered by the VCP Submission to the reasonable satisfaction of Buyer.  To the extent that Seller or any of its advisors receives or sends any communication (either written or oral) from or to the IRS related to the VCP Submission, they shall promptly advise Buyer and its advisors of such communication including the prompt delivery of a copy of any written correspondence received from or sent to the IRS.  In the event that the IRS proposes a correction with respect to any component of the VCP Submission that differs from or is in addition to the correction proposed by Seller in the initial VCP Submission, Seller may not accept the alternative or additional correction without Buyer’s prior written consent which may not be unreasonably withheld.  Seller shall be solely responsible for all fees, costs, corrective contributions and earnings to the 401(k) Plan, penalties and all other expenses and liabilities of Operating Company, Target and Buyer related to the VCP Submission; provided that Seller shall not be responsible for the fees and expenses for counsel and others employed or retained by Buyer or, after the Closing, Target or Operating Company for the purpose of reviewing the VCP Submission (including any supplemental information furnished to the IRS) as prepared by Seller and its counsel on behalf of Operating Company.

(c)           If requested by Buyer in writing no later than seven (7) days prior to the Closing Date, Seller shall cause Operating Company to formally terminate the 401(k) Plan by action of its Board of Directors (in a form reasonably acceptable to Buyer) at least one (1) Business Day prior to the Closing Date and the effective date of such termination shall be at least one (1) Business Day prior to the Closing Date.  In such case, Seller also shall cause Operating Company to amend (in a form reasonably acceptable to Buyer) the 401(k) Plan as of the date of termination to (i) fully vest all accounts of all affected participants therein and (ii) bring the 401(k) Plan into compliance with all qualification requirements that apply as of the date of termination (as prescribed by IRS Revenue Procedure 2007-44 or any applicable subsequent IRS guidance).  Also in such case, at the Closing, Seller shall deliver to Buyer a duly executed plan amendment and resolutions of Operating Company’s Board of Directors reflecting the termination of and the foregoing amendments to the 401(k) Plan.

5.7           Negotiations with Others.  Seller shall have the right to solicit or encourage, directly or indirectly, and furnish or cause to be furnished any information to, any Person in connection with, or negotiation for, or otherwise pursue, (a) the sale of substantially all of the operating assets of Operating Company or the assets of Seller, (b) the sale of the Business, (c) the sale of capital stock of Seller, Target, or Operating Company, or (d) any other merger, consolidation, recapitalization, restructuring, acquisition, disposition, or other similar corporate strategy (individually or collectively, an “Alternative Transaction”).  In the course of pursuing any Alternative Transaction, Seller, Target, and Operating Company further agree to maintain the confidentiality of any and all proprietary and confidential information of Target and Operating Company and the Business and shall disclose such confidential information to any third parties only pursuant to the terms of a confidentiality agreement, the benefits of which may be assigned to Buyer in the event that the transaction contemplated by this Agreement proceeds to the Closing.  Seller, Target, and Operating Company agree that they will promptly inform Buyer of the existence of any inquiries, solicitations or proposals with respect to any Alternative Transaction.  To the extent that any such inquires, solicitations, or proposals for an Alternative Transaction result in an offer to Seller, Target, or Operating Company (individually or collectively, an "Alternative Offer"), Seller, Target, and Operating Company shall promptly provide Buyer with notice of the details of such Alternative Offer.

5.8           Proxy Statement.  Upon the execution of this Agreement, Seller will promptly prepare and file with the SEC a preliminary proxy statement intended, after satisfaction of all comments of the SEC staff, to be sent to shareholders of Seller soliciting their adoption and approval of this Agreement and the transactions contemplated hereby (the “Proxy Statement”).  Seller will use its reasonable commercial efforts to submit the preliminary proxy materials to the SEC within ten (10) Business Days after the Execution Date.  Buyer will have reasonable opportunity not to exceed two (2) Business Days to review and comment upon Seller’s proxy solicitation materials, and Seller shall use commercially reasonable efforts to accept Buyer’s comments to the extent consistent with relevant rules and regulations of the SEC.  Seller will notify Buyer promptly of the receipt of any comments from the SEC or its staff and of any requests by the SEC or its staff for amendments or supplements to the Proxy Statement, or for additional information, and will supply Buyer with copies of all correspondence between Seller and the SEC or its staff with respect to the Proxy Statement.    Seller shall use its commercially reasonable efforts to respond to and satisfy any comments of the SEC and to file a definitive Proxy Statement with the SEC and mail such definitive Proxy Statement to Seller’s shareholders at the earliest practicable time consistent with Seller’s compliance with Rule 14a-13 of the SEC and other applicable law and Buyer satisfying its obligations under Section 5.16 and any actions of Seller permitted under Section 5.7.  Seller will use commercially reasonable efforts to cause all documents that it is responsible for filing with the SEC or other regulatory authorities to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder.  Other than information provided by Buyer, which shall remain subject to the representation and warranty contained in Section 4.6, the information included in the Proxy Statement or other definitive proxy materials at the time of filing thereof with the SEC will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Seller will use its reasonable commercial efforts (giving due consideration to the fact that time is of the essence under the circumstances and the time reasonably required to solicit proxies, comply with Rule 14a-13 of the SEC and other applicable law and any re-circulation or other actions Seller believes reasonably necessary under the rules and regulations of the SEC and applicable law), to take all action necessary in accordance with the Certificate of Incorporation and Bylaws of Seller to convene a meeting of Seller’s shareholders to consider adoption and approval of the transactions contemplated by this Agreement as soon as reasonably possible and  before the Closing Date Deadline.    Seller shall, as of the Execution Date, have in its possession and shall have disclosed to Buyer a fairness opinion by an investment banker engaged by Seller with respect to the transaction contemplated hereby and such opinion shall be and remain incorporated into the Proxy Statement unless and until such time as said investment banker notifies Seller that it is withdrawing such opinion.  On the Execution Date Seller’s Board of Directors shall take action to recommend that the transaction contemplated hereby be approved by Seller’s shareholders and such recommendation shall be and remain incorporated into the Proxy Statement unless and until such time as Seller’s Board of Directors withdraws said recommendation based, after consultation with counsel, upon a reasonable belief that such action is required by its fiduciary duty under applicable law. Seller shall promptly notify Buyer of an omission of a material fact or an untrue statement of a material fact which is contained, should have been contained or should be contained in the Proxy Statement except to the extent of information provided, or which should have been provided, by Buyer.

5.9           Cooperation. Seller shall provide, and cause Target and Operating Company to provide, commercially reasonable cooperation in connection with the arrangement of the financing to be obtained by Buyer in connection with the transactions contemplated hereby (the “Financing”) including (a) providing to Buyer’s financing sources financial information in their possession with respect to Operating Company and the Business and the transactions contemplated hereby as reasonably requested by Buyer or Buyer’s financing sources, including information and projections prepared by Seller, Target, or Operating Company relating to Operating Company, Target, the Stock and the transactions contemplated hereby, and (b) making Seller’s and Operating Company’s senior officers and other representatives reasonably available to Buyer’s financing sources in connection with such financing, to participate reasonably in due diligence sessions and to participate reasonably in presentations related to the Financing.  Upon the written consent of Seller (which consent shall not be unreasonably withheld), Seller shall cause Operating Company to arrange joint Buyer and Operating Company calls with such significant customers and vendors of Operating Company as shall be reasonably designated by Buyer.  Anything provided pursuant to this Section 5.9 shall not be deemed a representation or warranty of Seller unless otherwise subject to a representation or warranty pursuant to another Section of this Agreement.

5.10         The New Jersey Transfer Act.

(a)           Conduct of ISRA Proceedings.

(i)           With respect to the Real Property leased by Target or Operating Company pursuant to the New Jersey Lease (the “NJ Property”) and the transactions contemplated by this Agreement, Seller shall (x) within 5 days of the execution of this Agreement, submit to the NJDEP a General Information Notice (as such term is defined in ISRA) and (y) prior to the Closing Date obtain from the NJDEP and execute a Remediation Agreement (as such term is defined in ISRA) (“Remediation Agreement”) or, if either the GIN or the application to obtain such Remediation Agreement is not submitted by Seller to the NJDEP prior to November 3, 2009, submit to the NJDEP (1) a Remediation Certification (as such term is defined in the SRRA) (“RC”) respecting the consummation of the transactions contemplated by this Agreement, and (2) a remediation funding source (as such term is defined under ISRA) in the minimum amount of $100,000 or in such greater amount as may be required by the NJDEP, which remediation funding source shall be satisfactory in form and substance to the NJDEP.  In the event the NJDEP requires Target or Operating Company to be parties to the Remediation Agreement or the RC, Seller shall be the lead responsible party under such Remediation Agreement or RC.  Seller shall take such actions as are necessary or useful to achieve Compliance with ISRA after the Closing Date.  As reasonably requested by Seller, and subject to Section 5.10(d) hereof, Buyer agrees to promptly execute such documents prepared by Seller in connection with the satisfaction of the obligations under this Section 5.10(a)

(ii)          In the event Seller does not submit the remediation funding source with the RC as provided under Section 5.10(a)(i) above, Seller shall within the time period required by the NJDEP, the Remediation Agreement or ISRA, and at its sole cost and expense, obtain and post or execute, submit to the NJDEP and thereafter maintain in full force and effect, any remediation funding source required under the Remediation Agreement or ISRA to secure the performance of Seller’s ISRA compliance activities at the NJ Property.  Any such remediation funding source shall be satisfactory in form and substance to the NJDEP or to an LSRP retained by Seller in connection with the satisfaction of Seller’s obligations hereunder, as applicable.

(iii)         Seller shall make all filings and take all actions required under the New Jersey Lease, the Remediation Agreement, ISRA or the SRRA to achieve Compliance with ISRA with respect to the NJ Property.

(iv)         Seller shall promptly provide Buyer with copies of all documents, including correspondence and final workplans and reports, including field and laboratory data, summaries, proposals and recommendations, submitted by Seller or an LSRP to, or received by Seller or an LSRP from, the NJDEP in connection with Seller’s actions to achieve Compliance with ISRA.  For avoidance of doubt, Seller shall promptly provide Buyer with copies of such documents deemed to be final by the LSRP, but not intended to be submitted or certified to the NJDEP until a later date as required under ISRA or the SRRA.

(v)          Seller shall pay all ISRA Compliance Costs necessary or incurred in order to achieve Compliance with ISRA.

(b)           Performance of Remedial Actions.                                                                As to any Remedial Actions or other activities that Seller undertakes or performs at or with respect to the NJ Property pursuant to Section 5.10 (a) above in order to achieve Compliance with ISRA, Seller agrees to:

(i)           If required by the SRRA or ISRA, or if otherwise elected by Seller, retain and engage a properly licensed LSRP to assist Seller in achieving Compliance with ISRA;

(ii)          Promptly perform, and cause all consultants and contractors (including without limitation any LSRP) retained by Seller to perform, all such Remedial Actions in a workmanlike manner and consistent with all applicable Environmental Laws;

(iii)         Comply with the New Jersey Lease and all Environmental Laws applicable to the implementation of such Remedial Actions at the NJ Property and obtain all permits, authorizations and consents required under applicable Environmental Laws or by the NJDEP or the LSRP or other governmental agency or authority in order to implement such Remedial Actions at the NJ Property.  Without in any way limiting or affecting the generality of the foregoing, Seller shall satisfy and comply with, and cause its contractors and consultants (including any LSRP) to satisfy and comply with, (1) all timeframes as established by the NJDEP pursuant to the SRRA or ISRA, as such timeframes may be extended, in such manner so as to avoid the assumption of direct oversight by the NJDEP pursuant to Section 27 of the SRRA, and (2) the public notification requirements set forth at N.J.A.C. 7:26E-1.1 et seq. (as such requirements may be amended, modified or supplemented after the Closing Date);

(iv)         Cause all consultants and contractors (including without limitation any LSRP) performing such Remedial Actions to provide and maintain in full force and effect insurance in commercially reasonable types and amounts as are customarily maintained by contractors and consultants for the performance of comparable work or services until sixty (60) days following the completion of the Remedial Action.  Seller shall provide copies of insurance certificates indicating that Buyer and Operating Company have been named as an additional insured under such policies before Buyer and Operating Company shall be required to provide access to the NJ Property;

(v)          Use reasonable commercial efforts to select and propose to the NJDEP, or cause any LSRP to select, Remedial Actions which shall not unreasonably interfere with Buyer’s and Operating Company’s use of, or operation of the Business on or at, the NJ Property;

(vi)         Use reasonable commercial efforts to implement such Remedial Actions at such times, in such manner and with such advance notice to Buyer so as not to unreasonably interfere with Buyer’s and Operating Company’s use of, or operation of the Business on or at, the NJ Property;

(vii)        Promptly upon the completion of the Remedial Action, restore the Property to substantially the same condition it was in prior to the performance of the Remedial Action;

(viii)       Provide Buyer with a reasonable opportunity to (a) review and comment upon any work plans or reports (including without limitation any workplans or reports prepared by an LSRP) respecting any Remedial Action and other material submissions to the NJDEP prior to submission and implementation; (b) review and copy, at Buyer’s cost and expense, documents concerning any Environmental Conditions on, at, under or emanating from the NJ Property or any Remedial Actions proposed or implemented to address the same; and (c) have a representative present during the performance of any Remedial Action and obtain, at Buyer’s sole cost and expense, split samples of any samples taken by or on behalf of Seller.  In the event that Buyer does not provide written comments to Seller as permitted by Section 5.10(b)(viii)(a) within five (5) Business Days from Buyer’s receipt of any proposed workplans, reports or other submissions, Buyer’s right to provide comments to Seller with respect to the same shall be deemed waived.  In the event Buyer presents comments upon any such work plans, reports or other submissions respecting any Remedial Actions, Seller may, but shall be under no obligation to, incorporate such comments.  Buyer shall not advance any positions with or comments to NJDEP or the LSRP that are adverse to the positions taken or submissions made by or on behalf of Seller unless (1) Seller’s positions and/or submissions are not supportable by the Technical Requirements for Site Remediation, N.J.A.C. 7:26E-1.1 et seq., including its variance provisions, or other applicable Environmental Laws, or (2) any Remedial Actions being proposed by Seller will unreasonably interfere with Buyer’s use of, or operation of the Business on or at, the NJ Property.

(c)           Access. Buyer shall cause Operating Company to provide reasonable access to the NJ Property in connection with Seller’s performance of Remedial Actions at the NJ Property in accordance with this Section 5.10.  Buyer shall also cause Operating Company, as reasonably requested by Seller and as Operating Company may be permitted under the New Jersey Lease, to provide use of the utilities serving the NJ Property and space for the installation of any Seller Remediation Equipment (defined below) and for the temporary storage of non-hazardous wastes and Seller Remediation Equipment, provided that such actions do not unreasonably interfere with Operating Company’s day-to-day operations at the NJ Property or cause Operating Company to be in non-compliance with the New Jersey Lease;

(d)           Default.  In the event Seller fails to (i) satisfy any of its obligations under this Section 5.10, or (ii) comply with the requirements of ISRA or other applicable Environmental Laws in connection with Seller’s actions to achieve Compliance with ISRA (such non-compliance being evidenced by (1) the issuance by the NJDEP of a written notice of violation or functional equivalent either by the NJDEP or an LSRP (“NOV”), which NOV is not resolved (to the satisfaction of the NJDEP or such LSRP) by Seller within a reasonable time period, or (2) the issuance by the NJDEP of notice to Seller or its LSRP that the NJDEP intends to assume direct oversight of Seller’s ISRA compliance proceeding pursuant to Section 27 of the SRRA), then Buyer shall, following the provision of thirty (30) days’ prior written notice to Seller (or within such lesser time as may be necessary so as to avoid the NJDEP’s assumption of direct oversight) (during which time the default remains uncured), have the right, but not the obligation, to take (on Seller’s account and at Seller’s sole cost and expense) such actions, including but not limited to Remedial Actions, reasonably necessary or useful in Buyer’s sole discretion to cure such default and/or to achieve Compliance with ISRA.  In such event:

(i)           Seller consents and covenants to Buyer’s use, sampling and maintenance of equipment and facilities installed by Seller in connection with the performance of the Remedial Actions with respect to soil or groundwater at the NJ Property, including without limitation, groundwater monitoring wells, groundwater treatment facilities, underground piping, and such other similar facilities, piping and wells necessary or required in order to monitor, treat or recover groundwater from beneath or emanating from the NJ Property (collectively, “Seller Remediation Equipment”);

(ii)          As reasonably requested by Buyer, Seller shall execute documents necessary or useful to enable the implementation of the Remedial Actions selected by Buyer in accordance with this Section 5.10, and approved by the NJDEP or the LSRP, including any applications, submissions, affidavits or certifications, or other recordable instruments with respect to all or any portion of the NJ Property;

(iii)         Buyer shall not unreasonably or materially interfere with, or cause damage to, any Seller Remediation Equipment installed by Seller in accordance with this Section 5.10, and Buyer shall be solely responsible for reimbursing Seller for all costs and expenses Seller incurs to repair or replace any Seller Remediation Equipment that is damaged by Buyer or its agents, contractors or invitees; and

(iv)         Seller shall, within fifteen (15) days of Seller’s receipt of any invoice(s) from Buyer for costs incurred by Buyer pursuant to this Section 5.10(d) (including without limitation ISRA Compliance Costs), reimburse Buyer for all such costs in the full amount as set forth in each such invoice plus interest at fifteen percent (15%) of the cost of each invoice.

5.11         Connecticut Transfer Act.

(a)           General.  Seller shall diligently perform, at Seller’s sole costs, all activities and remediation options necessary to achieve compliance with the provisions of the Connecticut Transfer Act, including, without limitation: (i) preparation of the forms and documents required pursuant to the Connecticut Transfer Act; (ii) execution and filing of the appropriate Connecticut Transfer Act forms and documents as the Certifying Party (as defined in the Connecticut Transfer Act); and (iii) payment of all fees required by the Connecticut Transfer Act (collectively “Seller’s Obligations”).  Notwithstanding this obligation of Seller, Buyer agrees that Buyer, to the exclusion of Seller, shall have the sole obligation for any investigation and remediation costs, including reimbursement of Seller for such costs, arising as a result of Buyer’s use of the CT Property after the Closing.

(b)           Termination of and Limitation on the Extent of Seller’s Obligations.  The obligations of Seller pursuant to this Section shall terminate upon Seller’s receipt of a certification by the Connecticut Department of Environmental Protection (“CTDEP”) approving the remediation, or if authorized by CTDEP, verification by an Licensed Environmental Professional (“LEP”) that the remediation has been performed in accordance with Connecticut Remediation Standard Regulations (R.C.S.A. §22a-133k-1, et. seq.) (the “RSRs”).  Buyer acknowledges that Seller shall not be required to be the Certifying Party for any post-Closing Connecticut Transfer Act form filings, other than such post-Closing forms filings related to the transaction that is the subject of this Agreement.  It is agreed and understood by Buyer that, upon Seller’s receipt of the items identified herein that: (a) Seller shall neither have nor incur further obligations to Buyer to address any conditions or requirements arising from or related to former, current or future environmental conditions at, under, emanating from or having emanated from the CT Property; and (b) Buyer shall reimburse Seller for reasonable costs incurred by Seller relating to post-Closing conditions caused by Buyer.  For so long as Operating Company leases the CT Property, Buyer shall cause Operating Company not to conduct any activity that is in violation of or inconsistent with any deed restriction or Environmental Land Use Restriction (“ELUR”) recorded against the CT Property with the approval and consent of the owner of the CT Property and the CTDEP or Seller’s LEP.

(c)           Remediation Plan/Approval.  In performing the Seller’s Obligations pursuant to Section 5.11(a) above, Seller shall have the right, in Seller’s sole judgment, to: (i) develop a plan and course of action to achieve Seller’s Obligations (the “Remediation Activities”) provided that such Remediation Activities are consistent with Environmental Laws applicable to the CT Property, will not unreasonably disturb Operating Company’s use of the CT Property, and with the understanding and agreement of Buyer that such Remediation Activities will not be impacted by any alteration of the CT Property or structures thereon by Operating Company; (ii) appeal any determinations made by any governmental entity concerning the appropriate requirements for investigation and remediation as required by the Connecticut Transfer Act; and/or (iii) in performing the Seller’s Obligations, Seller shall have the right, in Seller’s sole judgment, to avail itself of the remedial alternatives available to comply with the RSRs, including but not limited to the use of any variances or engineering controls or use restrictions, including ELURs, approved by the CTDEP or Seller’s LEP.  For so long as Operating Company leases the CT Property, Buyer shall cause Operating Company to use commercially reasonable efforts to obtain from the owner of the CT Property any required signatures for any variance and/or use or activity restriction, including deed restrictions and ELURs, if such restriction is consistent with Operating Company’s intended use of the CT Property.

(d)           Regulatory Communication.  With respect to the Remediation Activities, Seller shall serve as the liaison with any governmental entity involved in or otherwise overseeing or having jurisdiction of the Remediation Activities.  Should Buyer or Seller receive or otherwise come to have any communication, written or oral, with any governmental entity regarding the Remediation Activities or conditions relating to the Remediation Activities, Buyer or Seller shall promptly share such communication with the other.

(e)           Buyer’s Obligations.  For so long as Operating Company leases the CT Property, Buyer shall cause Operating Company to reasonably cooperate with Seller: (i) in Seller’s performance of the Remediation Activities and compliance with the Connecticut Transfer Act, including obtaining the execution by Operating Company and/or the CT Property owner of any documentation required for purposes of the Remediation Activities; (ii) in that Buyer shall promptly provide to Seller all data, information and/or communications that are delivered to or received by Buyer or Operating Company that are related to or arise out of or in connection with the Remediation Activities or conditions relating to the Remediation Activities; (iii) in that Buyer shall promptly inform Seller of any Release of Hazardous Substance on, at or from the CT Property in violation of Environmental Laws; and (iv) in connection with Seller’s pursuit of any appeal by Seller of any determination by any governmental entity regarding the appropriate investigation and remediation, provided that Seller shall pay for Buyer’s costs and expenses incurred as a result of Seller’s appeal.

(f)           Buyer’s Activities.  For so long as Operating Company leases the CT Property, Buyer agrees that it will not use the CT Property for residential use.

(g)           Access.  For so long as Operating Company leases the CT Property and as Operating Company may be permitted under the Connecticut Lease, Buyer shall cause Operating Company to: (i) provide reasonable access to the CT Property in connection with Seller’s performance of the Remediation Activities and Seller’s Obligations in accordance with this Section 5.11; (ii) provide use of the utilities serving the CT Property and space for the installation of any Seller Remediation Equipment and for the temporary storage of non-hazardous wastes and Seller Remediation Equipment as reasonably requested by Seller, provided that such actions do not unreasonably interfere with Operating Company’s day-to-day operations at the CT Property or cause Operating Company to be in non-compliance with the Connecticut Lease; and (iii) grant and obtain all necessary approvals for Seller and Seller’s agents to access the CT Property to the extent necessary to allow Seller to pursue or defend any actions by or claims against third parties relating to the conditions on, at, emanating from or having emanated from the CT Property and/or Seller’s satisfaction of Seller’s Obligations.

5.12         Severance etc.  Seller agrees to make the severance and other payments to employees of Target and Operating Company substantially in the amounts, and at the times, set forth in the Employee Agreement in the form attached hereto as Exhibit F.

5.13         Private Label Inventory.  Seller agrees that during the fifteen (15) Business Day period after the Execution Date Buyer and Seller shall contact Operating Company’s private label vendors listed on Schedule 5.13  to request additional detail, including without limitation price, quantity, description, and any other information reasonably requested by Buyer or Seller, regarding all finished goods inventory, packaging inventory, box inventory, or any other package product component or inventory which is identified and held by Operating Company’s private label vendors (i) which is not in Operating Company’s current product lines and (ii) as to which such vendor claims an obligation or liability of Operating Company or Target to repurchase such inventory (“Discontinued Merchandise”).  Seller covenants and agrees that prior to the Closing Date it will use reasonable commercial efforts, with the consent of Buyer not to be unreasonably withheld, to discharge any obligation and/or liability Operating Company or Target may have with respect to such Discontinued Merchandise or otherwise establish, to the reasonable satisfaction of Buyer, that neither Operating Company nor Target will have any continuing obligation to any such vendors for such Discontinued Merchandise post-Closing.  All cash paid or received for such Discontinued Merchandise pursuant to the preceding sentence shall be included in the determination of Revolving Indebtedness and Net Results.  The full amount of any payment made to discharge any such obligation to a vendor shall be recorded as an expense of Operating Company.  Any Discontinued Merchandise as to which Operating Company or Target will continue to have an obligation or liability after the Closing shall result in a pre-closing reserve on the books of Operating Company in the full amount of the obligation for the payment owed to the applicable private label vendors for such Discontinued Merchandise (with such Discontinued Merchandise considered to have a book value of zero).  The amount of any such reserve shall be included in the determination of Net Results.

Buyer covenants and agrees that:

5.14         Environmental Claims.  With the exception of (i) any reports to, permits by, filings with, or other actions with any Governmental Authorities, which Buyer may make or take upon advice of Buyer’s counsel that are either required by law or reasonably prudent to protect Buyer or Operating Company from any liabilities or obligations after giving Seller prior written notice and reasonably considering any comments on the form and substance of said notice from Seller (provided that in no event shall Seller have more than two (2) Business Days to review and comment) and (ii) any other actions not covered by clause (i) that are reasonably prudent in the ordinary conduct of the Business with prior consent of Seller which consent shall not be unreasonably withheld or delayed,  Buyer covenants to refrain from taking any action which would be reasonably expected to materially increase the likelihood that a claim or Threatened claim would be made by any Person with respect to the environmental matters as to which the indemnification contained in Schedule 8.2 is applicable.

5.15         Financing.  Buyer shall use its commercially reasonable efforts to take, or cause to be taken, and do, or cause to be done, all things necessary to consummate the financing referred to in the Commitment Letters on the terms described in the Commitment Letters.  In the event that all or any portion of the financing referred to in the Commitment Letters becomes unavailable for any reason, Buyer shall use its commercially reasonable efforts to arrange to obtain, as promptly as practicable, alternate financing from alternate sources in an amount sufficient to proceed with the Closing hereunder and shall keep Seller reasonably informed of such efforts.  Buyer shall give Seller prompt written notice in the event that any of the Commitment Letters is, or is going to be, withdrawn or modified in any material respect.  In addition to the Commitment Letters, on or prior to the Execution Date, Buyer has received a loan in the amount of One Million Five Hundred Thousand Dollars ($1,500,000) from Buyer’s shareholders.  Buyer is under no obligation to, and shall not, repay the loan to its shareholders prior to the earlier of the day after the Closing Date or the termination of this Agreement.

5.16        Information and Materials for Proxy Statement.  Within five (5) Business Days after the Execution Date, Buyer will provide to Seller all information and materials relating to Buyer, or within Buyer’s control, which are reasonably necessary under the rules and regulations of the SEC for Seller to prepare and file the preliminary proxy materials required by Section 5.8 and shall provide such further information and materials reasonably necessary for Seller to satisfy any comments of the SEC with respect to the Proxy Statement and as otherwise required by the laws, rules and regulations of the SEC to prepare definitive proxy materials and shall promptly notify Seller of an omission of a material fact or untrue statement of a material fact related to Buyer or its financing which is contained, or should have been contained in the Proxy Statement and shall promptly supply such information to Seller to correct such omission or untrue statement.

5.17         Standstill. In the event this Agreement is terminated prior to the Closing, then, effective with the termination of this Agreement and for a period of one (1) year thereafter, without the prior written consent of the Board of Directors of Seller, neither Buyer nor any affiliates, acting alone or as part of a group, will (i) acquire or offer or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or securities convertible into voting securities of Seller, (ii) propose to enter into, directly or indirectly, any merger or business combination involving Seller or any of its subsidiaries (including Operating Company), (iii) otherwise seek to influence or control, in any manner whatsoever (including proxy solicitation or otherwise) the management or policies of Seller or (iv) assist, advise or encourage (including by knowingly providing or arranging financing for that purpose) any other Person in doing any of the foregoing.

5.18         Guaranties.  From and after the Closing, other than the extension until September 30, 2011 of the Warehouse Lease in East Hanover, New Jersey, Buyer shall take no action with respect to the Warehouse Leases which would expand the scope of, or lengthen the guaranty period under, any guaranty or other instrument establishing a guarantor’s obligations with respect to a Guaranteed Liability; including without limitation any other extension of the lease term under any of the Warehouse Leases unless concurrently with such extension, the landlord agrees in writing to terminate the guarantor’s liability with respect to the relevant Guaranteed Liability.

5.19        COBRA.  Buyer agrees to, or shall cause Operating Company to, provide COBRA to those (i) employees of Operating Company who incur a COBRA qualifying event in connection with the consummation of the transactions contemplated by this Agreement and (ii) eligible former employees of Operating Company who are receiving COBRA under Operating Company’s group health plan as of the Closing Date, in either the case of (i) or (ii) subject to the relevant individual’s timely election of, and timely payment of the applicable costs for, COBRA.   Notwithstanding the foregoing, nothing in this Section 5.19 shall affect Seller’s indemnity obligations under Section 8.2.

Seller and Buyer each covenant to the other:

5.20         Reasonable Commercial Efforts.  Each party hereto shall use its reasonable commercial efforts to take all action and do all things necessary in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article 6 and Article 7).

5.21         Expenses.  Whether or not the transactions provided for herein are consummated, each party hereto shall pay all of its own fees, costs and expenses (including, without limitation, those of advisors, financial advisors, lawyers or accountants) incurred by it in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the transactions contemplated hereby.  In the event of the Closing, no expenses incurred by Seller, Target, or Operating Company prior to the Closing in connection with the consummation of the transactions hereby shall be assumed or payable by Buyer or be retained by Target or Operating Company after Closing.

5.22         Publicity.  No party hereto shall issue any press release or otherwise make any public statements with respect to transactions contemplated hereby, except that any party may make any public disclosure it believes in good faith is required by applicable law including without limitation disclosure required pursuant to the Securities Exchange Act of 1934, as amended or the rules and regulations adopted thereunder or which Seller, after consultation with counsel, reasonably determines are required thereunder.  If so required, such press release or public statement shall be made only after consultation among the parties hereto.

5.23         Taxes.

(a)           Filing of Target and Operating Company Tax Returns.

(i)           Seller shall cause the income of Target and Operating Company, including any income of Target and Operating Company arising from the Section 338(h)(10) Election, to be included in Seller’s consolidated U.S. federal income Tax return (and in any state or local consolidated, combined or unitary Tax returns of Seller or its affiliates in which Target and/or Operating Company is required to be included) for pre-Closing Tax periods.  Seller shall accurately prepare or cause to be accurately prepared, and timely file or cause to be timely filed, all Tax returns of Target and Operating Company that are required to be filed on or before the Closing Date, and all income Tax returns of Target and Operating Company for taxable periods ending on or before the Closing Date that are required to be filed after the Closing Date, and shall remit and pay or cause to be remitted and paid any Taxes attributable to pre-Closing Tax periods, including those Taxes shown as due on such Tax returns.

(ii)          Buyer shall accurately prepare or cause to be accurately prepared, and timely file or cause to be timely filed, all Tax returns of Target and Operating Company that are required to be filed after the Closing Date that are not described in Section 5.23(a)(i) and shall remit and pay or cause to be remitted and paid any Taxes shown as due on such Tax returns.

(b)           Cooperation.  After the Closing, the parties to this Agreement shall cooperate, and shall cause their affiliates to cooperate, in preparing and filing all Tax returns to the extent reasonably requested, including by providing each other with access to information, records, documents, properties and personnel relating to Target, Operating Company or the Operating Assets.  The parties shall cooperate, and shall cause their affiliates to cooperate, in the same manner in defending or resolving any audit, examination or litigation relating to Taxes.  Seller will promptly notify Buyer in writing upon receipt by Seller of notice of any pending or threatened Tax audit or proceeding by any Governmental Authority which may affect the liability for Taxes of Target and/or Operating Company.

(c)           Tax Refunds.  If, at any time on or after the Closing Date, (i) Target or Operating Company receives any refund, rebate, return, credit or other similar payment with respect to Taxes from any Governmental Authority relating to a pre-Closing Tax period, or (ii) Buyer receives any refund, rebate, return, credit or other similar payment for Taxes for which Buyer received a reimbursement from Seller for Taxes under this Agreement, Buyer shall promptly notify Seller in writing of such receipt and shall remit the full amount of such payment (including any interest thereon received from the Governmental Authority) to Seller in immediately available funds.

(d)           Amended Returns.  None of Buyer, Target, and Operating Company shall file or permit to be filed any amended Tax return with respect to Target or Operating Company for any pre-Closing Tax period without obtaining the prior review and written consent of Seller, which shall not be unreasonably withheld (it being understood, for the avoidance of doubt, that if an amendment to such a Tax return is required by Laws, it would be unreasonable for Seller to withhold its consent).  If the filing of such an amended Tax return is requested by Seller, Buyer shall cause Target and/or Operating Company to file such amended Tax return, provided that the filing of such amended Tax return will not adversely affect Buyer or its affiliates, as reasonably determined by Buyer, and Seller shall pay the reasonable out-of-pocket expenses incurred by Buyer, Target, and Operating Company in respect of such filing.

(e)           Allocation of Liability For Taxes.  For purposes of this Agreement, when it is necessary to determine the liability for Taxes of Target and/or Operating Company for a taxable period that includes, but does not end on, the Closing Date, the determination of the Taxes of Target for the pre-Closing Tax period shall be determined by assuming that Target and/or Operating Company had a taxable year or period which ended on the Closing Date (i.e. the parties shall “close the books” on such date and shall elect to do so as provided by applicable Laws), except that exemptions, allowance or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned on a daily prorated basis, with Seller being entitled to the daily proration of such items for the Closing Date.  The parties to this Agreement agree to report (and to cause their Affiliates to report) any item attributable to a transaction that occurs on the Closing Date but after the Effective Time in accordance with the “next day rule” contained in Treasury regulations section 1.1502-76(b)(1)(ii)(B).

5.24         Newington Connecticut Warehouse Lease.  To the extent the term of the lease between Operating Company (tenant) and Vernel Co. (landlord) for the warehouse located at 81 Alumni Road, Newington, CT 06111 continues for some or all of the period from March 31, 2010 through September 30, 2010 and Operating Company does not continue to utilize the warehouse in operation of the Business, Seller covenants to pay Buyer an amount equal to 50% of all rent and other sums due from Buyer and/or Operating Company to landlord under such lease for the period starting on the later of March 31, 2010 or when Operating Company ceases to utilize such facility in its operations through September 30, 2010.

ARTICLE 6
Conditions Precedent to Obligations of Buyer

The obligations of Buyer under this Agreement at the Closing and the consummation by Buyer of the transactions contemplated hereby are subject to the satisfaction or fulfillment, prior to or at the Closing, of each of the following conditions, unless waived in writing by Buyer:

6.1           Representations and Warranties. The representations and warranties made by Seller in this Agreement (disregarding for the purpose of this Section 6.1 any materiality qualifications set forth in such representations and warranties), taken as a whole and excluding matters to the extent Buyer Indemnitees are indemnified pursuant to Section 8.2, shall be true and correct except for any breach of the representations and warranties which, in the aggregate with other breaches of said representations and warranties of Seller, is not material to the Business of Seller, Operating Company, or Target or the Operating Assets taken as a whole at and as of the Execution Date and at and as of the Closing Date (or the date of termination of this Agreement in accordance with Article 9) as though such representations and warranties were made at and as of such times.

6.2           Performance of Obligations of Seller, Target, and Operating Company. Each of Seller, Target, and Operating Company shall have performed and complied with all of its respective covenants, agreements, obligations and restrictions pursuant to this Agreement required to be performed or complied with by Seller, Target, or Operating Company prior to or at the Closing, except for any non performance or non compliance which, in the aggregate with all other non performance or non compliance and with Section 6.1, is not material to consummation of the transactions contemplated hereby, the Business or the Operating Assets taken as a whole.

6.3           No Litigation. No action, suit or other proceeding shall be pending or Threatened before any court, tribunal or governmental authority seeking or threatening to restrain or prohibit the consummation of the transactions contemplated by this Agreement, or seeking to obtain damages in respect thereof, or involving a claim that consummation thereof would result in a violation of any law, rule, decree or regulation of any governmental authority having appropriate jurisdiction, and no order, decree or ruling of any governmental authority or court shall have been entered challenging the legality, validity or propriety of this Agreement or the transactions contemplated hereby or prohibiting, restraining or otherwise preventing the consummation of the transactions contemplated hereby.

6.4           Approval of Seller’s Shareholders.  There shall have been a Favorable Shareholder Vote on or before the Closing Date Deadline.

6.5           Governmental Consents.  All consents and approvals of any Governmental Authority necessary in order to consummate the transactions contemplated by this Agreement shall have been obtained and be in full force and effect and any and all applicable waiting periods shall have expired.

ARTICLE 7
Conditions Precedent to Obligations of Seller

The obligations of Seller under this Agreement at the Closing and the consummation by Seller of the transactions contemplated hereby are subject to the satisfaction or fulfillment prior to or at the Closing of each of the following conditions, unless waived in writing by  Seller:

7.1           Representations and Warranties.  The representations and warranties made by Buyer in this Agreement, taken as a whole and excluding matters to the extent Seller Indemnitees are indemnified pursuant to Section 8.3, shall be true and correct except for any matter which, in the aggregate with other breaches of said representations and warranties of Buyer, is not material to the consummation of the transactions contemplated hereby at and as of the Execution Date and at and as of the Closing Date (or the date of termination of this Agreement in accordance with Article 9) as though such representations and warranties were made at and as of such times.

7.2          Performance of Obligations of Buyer. Subject to the fulfillment of Article 6 conditions, Buyer shall have available to it sufficient cash to pay the Purchase Price  in immediately available funds (without regard to whether Buyer has complied with the covenants contained in Section 5.15) and shall have performed and complied with all of its other covenants, agreements, obligations and restrictions pursuant to this Agreement required to be performed or complied with by Buyer prior to or at the Closing, except for any non performance or non compliance which along with Section 7.1 is not material to the consummation of the transactions contemplated hereby.

7.3           No Litigation. No action, suit or other proceeding shall be pending or Threatened before any court, tribunal or governmental authority seeking or threatening to restrain or prohibit the consummation of the transactions contemplated by this Agreement, or seeking to obtain damages in respect thereof, or involving a claim that consummation thereof would result in a violation of any law, rule, decree or regulation of any governmental authority having appropriate jurisdiction, and no order, decree or ruling of any governmental authority or court shall have been entered challenging the legality, validity or propriety of this Agreement or the transactions contemplated hereby or prohibiting, restraining or otherwise preventing the consummation of the transactions contemplated hereby.

7.4           Approval of Seller’s Shareholders.  There shall have been a Favorable Shareholder Vote on or before the Closing Date Deadline.

7.5           Governmental Consents.  All consents and approvals of any Governmental Authority necessary in order to consummate the transactions contemplated by this Agreement shall have been obtained and be in full force and effect and any and all applicable waiting periods shall have expired.

ARTICLE 8
Indemnification and Nonsurvival of Representations and Warranties

8.1           Nonsurvival of Representations and Warranties and Covenants.  Except to the extent of fraud, none of the representations and warranties in this Agreement, or in any instrument delivered pursuant to this Agreement, shall survive the Closing or the earlier termination of this Agreement pursuant to Article 9 hereof, and no party hereto shall have any liabilities after the Closing in respect of the breach of any covenants under this Agreement or under any instrument delivered pursuant to this Agreement to be performed at or prior to Closing.

8.2           Agreement to Indemnify by Seller.  Seller hereby agrees to indemnify and save Buyer, its affiliates, and their respective shareholders, officers, directors, employees, successors and assigns, Target, and Operating Company (each, a “Buyer Indemnitee”) harmless from and against, for and in respect of, any and all demands, judgments, injuries, penalties, fines, damages, losses, obligations, liabilities, claims, actions or causes of action, encumbrances, costs, expenses (including, without limitation, reasonable attorneys’ fees, consultants’ fees and expert witness fees), suffered, sustained, incurred or required to be paid by any Buyer Indemnitee, whether claims are made by a Buyer Indemnitee or a third party, (a) arising out of, based upon, in connection with or as a result of the assertion against any Buyer Indemnitee or the Stock of any liability or obligation arising out of or based upon any of the items listed on Schedule 8.2, (b) arising out of, based upon, or in connection with the failure of Seller to perform the covenants contained in this Agreement which are to be performed after the Closing, (c) in the event of fraud by Seller, Target or Operating Company in the negotiation, execution, or performance of this Agreement or (d) arising out of, based upon, in connection with or as a result of the assertion against any Buyer Indemnitee of any liability or obligation arising out of or based upon any of  any of the items identified on Schedule 3.23(c) or any other alleged operational or other compliance failures with respect to the 401(k) Plan except with respect to costs and expenses incurred in connection with, or pursuant to, the VCP Submission under Section 5.6 (b), such costs and expenses shall be handled as provided for in that Section 5.6 (b).

8.3           Agreement to Indemnify by Buyer.  Buyer hereby agrees to indemnify and save Seller, its shareholders, officers, directors, employees, successors and assigns  (each, a “Seller Indemnitee”) harmless from and against, for and in respect of, any and all demands, judgments, injuries, penalties, damages, losses, obligations, liabilities, claims, actions or causes of action, encumbrances, costs and expenses (including, without limitation, reasonable attorneys’ fees and expert witness fees) suffered, sustained, incurred or required to be paid by any Seller Indemnitee, whether claims are made by a Seller Indemnitee or a third party, (a) arising out of, based upon, in connection with or as a result of the assertion against any Seller Indemnitee of a payment or other obligation under a guaranty with respect to Guaranteed Liabilities or (b) arising out of, based upon, or in connection with the failure of Buyer to perform the covenants contained in this Agreement which are to be performed after the Closing or (c)  arising out of, based upon, or in connection with changes of employment status or the terms of employment planned or communicated by Buyer with respect to any such employees as a result of the transaction contemplated by this Agreement, including actions taken by Buyer or by Operating Company at the direction of Buyer pursuant to the Employee Agreement or (d) in the event of fraud by Buyer in the negotiation, execution, or performance of this Agreement.

8.4           Procedures Regarding Third Party Claims.  The procedures to be followed with respect to indemnification hereunder regarding claims by third persons shall be as follows:

(a)           Promptly after receipt by any Buyer Indemnitee or Seller Indemnitee, as the case may be, of notice of the commencement of any action or proceeding (including, without limitation, any notice relating to a tax audit) or the assertion of any claim by a third person, which the person receiving such notice has reason to believe may result in a claim by it for indemnity pursuant to this Agreement, such person (the “Indemnified Party”) shall give notice of such action, proceeding or claim to the party against whom indemnification pursuant hereto is sought (the “Indemnifying Party”), setting forth in reasonable detail the nature of such action or claim, including copies of any written correspondence from such third person to such Indemnified Party.

(b)           The Indemnifying Party shall be entitled, at its own expense, to participate in the defense of such action, proceeding or claim, and, if (i) the action, proceeding or claim involved seeks (and continues to seek) solely monetary damages, (ii) the Indemnifying Party confirms, in writing, its obligation hereunder to indemnify and hold harmless the Indemnified Party with respect to such damages in their entirety pursuant to Sections 8.2, 8.3, 8.4, or 8.5 hereof, as the case may be, and (iii) the Indemnifying Party shall have made provision which, in the reasonable judgment of the Indemnified Party, is adequate to satisfy any adverse judgment as a result of its indemnification obligation with respect to such action, proceeding or claim, then the Indemnifying Party shall be entitled to assume and control such defense with counsel chosen by the Indemnifying Party and approved by the Indemnified Party, which approval shall not be unreasonably withheld or delayed; provided however if, in the reasonable opinion of the Indemnified Party, the counsel chosen by the Indemnifying Party has, or could reasonably be expected to have during the pendency of such proceeding, a conflict of interest, the Indemnified Party shall have the right to request different counsel reasonably selected by Indemnified Parties to represent the Indemnified Party, the fees and expenses of which shall be paid as incurred by the Indemnifying Party.  The Indemnified Party shall be entitled to participate therein after such assumption, the costs of such participation following such assumption to be at its own expense except as provided in the previous sentence.  Upon assuming such defense, the Indemnifying Party shall not enter into any settlement without the written consent of the Indemnified Party unless (i) the settlement provides solely for the payment of monetary damages which is dispositive of the matters involved and is paid in full by the Indemnifying Party on the effective date of the settlement and (ii) the settlement does not involve an admission of any liability by the Indemnified Party and (iii) the settlement does not involve any restriction or limitation on the Indemnified Party.

(c)           With respect to any action, proceeding or claim as to which (i) the Indemnifying Party does not have the right to assume the defense or (ii) the Indemnifying Party shall not have exercised its right to assume the defense, the Indemnified Party shall assume and control the defense of and contest such action, proceeding or claim with counsel chosen by it and approved by the Indemnifying Party, which approval shall not be unreasonably withheld or delayed.  The Indemnifying Party shall be entitled to participate in the defense of such action, the cost of such participation to be at its own expense.  The Indemnifying Party shall be obligated to pay the reasonable attorneys’ fees and expenses of the Indemnified Party as such fees and expenses are incurred but only to the extent that such fees and expenses relate to claims as to which indemnification is due under Sections 8.1 or 8.2 hereof, as the case may be.  The Indemnified Party shall have full rights to dispose of such action and enter into any monetary compromise or settlement; provided, however, in the event that the Indemnified Party shall settle or compromise any claims involved in the action insofar as they relate to, or arise out of, the same facts as gave rise to any claim for which indemnification is due under Sections 8.2, 8.3, 8.4, or 8.5 hereof, as the case may be, it shall act reasonably and in good faith in doing so.

(d)           Both the Indemnifying Party and the Indemnified Party shall cooperate fully with one another in connection with the defense, compromise or settlement of any such claim, proceeding or action, including, without limitation, by making available to the other all pertinent information and witnesses within its control except that neither party shall be required to reveal attorney-client related information where such disclosure will waive the attorney-client privilege provided that the parties shall use commercially reasonable efforts to make appropriate substitute disclosure arrangements.

8.5            Limitations on Buyer’s Indemnity.  All claims by any Buyer Indemnitee under Section 8.2(a) must be made by notice to Seller of the underlying facts upon which such claim is based on or prior to March 31, 2011; except for claims made pursuant to paragraph (4) (i) and (ii) of Schedule 8.2 which must be made by notice to Seller of the underlying facts upon which such claim is based for each of the New Jersey and Connecticut Warehouse Leases, determined individually, on or prior to the earlier of  September 30, 2011 or, solely with respect to indemnity claims for such Warehouse Lease, the date upon which such Warehouse Lease is terminated.  Seller’s aggregate liability with respect to the indemnification obligations under Section 8.2(a) is limited to an amount equal to Two Million Dollars ($2,000,000), except for claims made pursuant to paragraph (4) of Schedule 8.2, for which Seller’s liability is capped at Six Hundred Thousand Dollars ($600,000);  provided that the foregoing is not intended to limit Seller’s obligations to comply with Sections 5.10 and 5.11 of this Agreement.

8.6           Adjustment to Purchase Price.  Any payment pursuant to this Article 8 shall be treated for income Tax purposes as an adjustment to the Purchase Price paid by the Buyer; provided that in the event such treatment is not permitted, the parties agree that the Indemnifying Party shall indemnify and hold harmless the Indemnified Party against any Taxes imposed in connection with the payment of any indemnity payment.

ARTICLE 9
Termination

9.1           Termination.  Notwithstanding any other provision herein contained to the contrary, this Agreement may be terminated at any time prior to the Closing Date:

(a)           in accordance with a written agreement executed by and between Buyer and Seller;

(b)           at any time after the Closing Date Deadline, by written notice by Buyer or Seller to the other party hereto if the Closing shall not have been completed on or before the Closing Date Deadline;

(c)           by Seller or Buyer in the event, based upon the exercise of the fiduciary duties of the board of directors of Seller (upon advice of counsel), Seller, Target, or Operating Company accepts in writing an Alternative Offer; or

(d)           by Seller or Buyer by written notice to the other party in the event that, prior to the Closing Date Deadline, Buyer or Seller, as the case may be, determines by action of its board of directors after consultation with its legal and other representatives that through the other party’s material breach of its obligations hereunder, the conditions precedent to the obligation of the non-breaching party to proceed with the Closing cannot be satisfied on or before the Closing Date Deadline.

9.2           Procedure and Effect of Termination.  In the event of termination of this Agreement pursuant to Section 9.1, this Agreement shall be of no further force or effect; provided, however, that any termination pursuant to Section 9.1 shall not relieve any party hereto of any liability under Section 9.3 through Section 9.8, as applicable.  In addition, in the event of any such termination, all filings, applications and other submissions made pursuant to this Agreement or prior to the execution of this Agreement in contemplation thereof shall, to the extent practicable, be withdrawn from the agency or other entity to which made.

9.3           Seller Liquidated Damages.  In the event of the termination of this Agreement by Buyer or Seller in accordance with Section 9.1(b) or by Seller in accordance with Section 9.1(d), Buyer shall be obligated to pay Seller total liquidated damages (inclusive of all of Seller’s costs and expenses) in the amount of Two Million Dollars ($2,000,000); provided at the date of such termination  (A) each and all of the conditions precedent to the obligations of Buyer reflected in Sections 6.1 and 6.2 hereof have been fully satisfied by Seller, waived in writing by Buyer or any non-satisfaction is the direct result of a material breach by Buyer of its obligations hereunder and (B) the termination is not a Buyer No Damage Termination and (C) one or more of the conditions precedent to the obligations of Seller set forth in Sections 7.1 or 7.2 have not been fully satisfied by Buyer or waived in writing by Seller or any non-satisfaction is the direct result of a material breach by Seller of its obligations hereunder.

9.4           Buyer Liquidated Damages. In the event of the termination of this Agreement by Buyer or Seller pursuant to Section 9.1(b) or by Buyer in accordance with Section 9.1(d), Seller shall pay to Buyer total liquidated damages (inclusive of all of Buyer’s costs and expenses) in the amount of Two Million Dollars ($2,000,000); provided at the  time of such termination (A) each and all conditions precedent to the obligations of Seller set forth in Sections 7.1 and 7.2 hereof have been fully satisfied by Buyer, waived in writing by Seller or any non-satisfaction is the direct result of a material breach by Seller of its obligations hereunder and (B) the termination is not a Seller No Damage Termination and (C) one or more of the conditions precedent to the obligations of Buyer set forth in Sections 6.1 or 6.2 have not been fully satisfied by Seller or waived in writing by Buyer or any non-satisfaction is the direct result of a material breach by Buyer of its obligations hereunder .

9.5           Buyer Breakup Fee.  If this Agreement is terminated by Seller or Buyer pursuant to Section 9.1(c), Seller shall pay to Buyer a total “break-up fee” (inclusive of Buyer’s costs and expenses) of Two Million Dollars ($2,000,000).  For avoidance of doubt, Buyer shall not be entitled to payment under Section 9.4 if it is entitled to receive payment under this Section 9.5

9.6           Payment.  All amounts due and payable under Section 9.3, 9.4 or 9.5, as applicable, shall be paid immediately upon delivery of notice of termination of this Agreement.

9.7           Limitation on Liability; Exclusive Remedy. If damages are due and payable as provided for in Sections 9.3 or 9.4, any payment of liquidated damages made pursuant to Sections 9.3 or 9.4, or the payment of the break-up fee pursuant to Section 9.5 shall be the receiving party’s sole and exclusive remedy in respect of the termination of this Agreement and shall be in lieu of any other remedies at law or in equity to which such receiving party might otherwise be entitled with respect to the transactions contemplated by this Agreement.  Buyer and Seller each acknowledge and agree that such liquidated damage amounts are reasonable in light of the anticipated harm which would be caused by the paying party’s failure to close the transaction contemplated under this Agreement, the difficulty of proof of loss, the inconvenience and non-feasibility of otherwise obtaining an adequate remedy, and the value of the transactions to be consummated hereunder.  The parties agree that the liquidated damages provided in this Section are intended to limit the claims that each party may have against the other.  In the event a party hereto (the “breaching party”) commits fraud against the other party to this Agreement (the “non-breaching party”) in connection with the making of a representation or warranty or the performance or non-performance of a covenant in this Agreement by the breaching party, then the non-breaching party may as an alternative to liquidated damages seek actual monetary damages (but not consequential or punitive damages) and equitable relief to which it may be entitled so long as the non-breaching party is not in material breach of this Agreement.

9.8           Non-Solicitation.  In the event that this Agreement is terminated pursuant to Section 9.1, then Buyer and certain of its affiliates will execute and deliver to Seller and Seller will execute and deliver to Buyer a Non-Solicitation Agreement, in the form attached as Exhibit H prohibiting the solicitation of Target’s or Operating Company’s employees by Buyer and Buyer’s employees by Seller for a period of two (2) years from the date of termination.

ARTICLE 10
Miscellaneous Provisions

10.1         Access to Books and Records after Closing.  Buyer shall, following the Closing, give, and shall cause to be given, to Seller and its authorized representatives such access, during normal business hours and upon prior notice, to such books, records and documents of Target and Operating Company as shall be reasonably necessary for Seller in connection with the preparation and filing, post filing governmental requests or audits of Seller’s tax returns for periods prior to the Closing and for other reasonable business purposes and to make extracts and copies of such books and records at the expense of Seller.  If Buyer desires to dispose of any books, records or documents of the Business relating to the time period prior to the Closing at anytime prior to the expiration of the applicable statute of limitations for federal tax purposes for all tax years prior to the Closing, it shall give Seller reasonable notice and Seller shall have the right to take possession of such books, records or documents at Seller’s cost and expense.

10.2         Parties in Interest; No Third Party Beneficiaries.  This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns of the parties hereto.  Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon or give to any employee or shareholder of Seller, or any other Person, other than the parties hereto and their successors and permitted assigns, any rights, remedies or other benefits under or by reason of this Agreement.

10.3         Assignment.  This Agreement shall not be assignable by any party hereto without the prior written consent of the other parties; provided, however, Buyer may assign its rights and obligations hereunder to a wholly-owned subsidiary of Buyer presently existing or hereafter formed but no such assignment shall in any event operate or be construed to release Buyer from any of its obligations under this Agreement.   Nothing contained in this Agreement shall prohibit its assignment by Buyer (or any permitted assignee of Buyer) as collateral security, and Seller, Target, and Operating Company each hereby agree to execute any acknowledgment of such assignment by Buyer as may be required by any lender to Buyer.

10.4         Entire Agreement; Amendment. This Agreement, including the schedules and exhibits which are attached hereto and incorporated herein contain the entire understanding of the parties hereto and supersedes all prior agreements and understandings between the parties hereto with respect to its subject matter hereof (except the confidentiality and non-solicitation provisions of  that certain Letter of Confidentiality entered into by Seller and Buyer on February 17, 2009 which shall remain in effect for the  time period set forth therein or, if earlier, the Closing Date).  This Agreement may be amended or modified only by a written instrument duly executed by the parties hereto.

10.5         Headings; Construction.  The Article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Because this Agreement was prepared as a result of negotiation and mutual agreement between the parties hereto, neither this Agreement nor any provision hereof shall be construed against either party hereto as the party that prepared this Agreement or any such provision.

10.6         Counterparts.  This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, and all such counterparts together shall constitute but one agreement.

10.7         Notices.  All notices, claims, certificates, requests, demands and other communications hereunder shall be (a) given in writing, (b) delivered personally or sent by fax or by a nationally recognized overnight courier, postage prepaid, and (c) deemed to have been duly given when so delivered personally or sent by fax, with receipt confirmed, or one (1) Business Day after the date of deposit with such nationally recognized overnight courier.  All such notices, claims, certificates, requests, demands and other communications shall be addressed to the respective parties at the addresses set forth below or to such other address as the person to whom notice is to be given may have furnished to the others in writing in accordance herewith.

If to Buyer, to:	With a copy to:

The Merit Group, Inc.	Parker Poe Adams & Bernstein LLP
1310 Union Street	401 South Tryon Street, Suite 3000
Spartanburg, South Carolina 29302	Charlotte, North Carolina 28202
Attention: Jay Baker	Attention: Richard K. Schell
Fax: (864) 699-3505	Fax: (704) 335-9690

If to Seller, to:

National Patent Development Corporation
Attention; Harvey P. Eisen, Chairman of the Board
c/o Bedford Oak Advisors, LLC
100 South Bedford Road
Mt. Kisco, NY 10549
Fax:  (914) 242-5798

With a copy to:

Day Pitney LLP
One Canterbury Green
201 Broad Street
Stamford, Connecticut  06901
Attention: Robert F. Wrobel
Fax: (203) 977-7301

Buyer or Seller may change the address or fax number to which such communications are to be directed by giving written notice to the others in the manner provided in this Agreement.

10.8         Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to its principles of conflicts of law.

10.9         Remedies.  Except as expressly provided in this Agreement to the contrary, each of the parties to this Agreement is entitled to all remedies in the event of breach provided at law or in equity, specifically including, but not limited to, specific performance.

10.10      Waivers.  Any party to this Agreement may, by written notice to the other parties hereto, waive any provision of this Agreement from which such party is entitled to receive a benefit.  The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach of such provision or any other provision of this Agreement.

10.11       Severability.  It is the desire and intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under applicable laws and public policies applied in each jurisdiction in which the enforcement is sought.  Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.  Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

10.12       Exhibits and Schedules.  All exhibits and schedules hereto, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.  Any fact or item disclosed on any schedule to this Agreement shall not be deemed disclosed on any other schedule to this Agreement.

10.13       Relationship of the Parties and Joint Venturers.  This Agreement  does not create an association, trust, partnership, joint venture or other entity or similar legal relationship among the parties hereto.  No party is or shall act as or be the agent or representative of any other party.

10.14       Reliance.  The representations and warranties made by any party in this Agreement have been made solely for the benefit of the other party hereto and may not be relied upon by any third party, including any shareholder of Seller or any proposed investor in a security of Seller and are intended, among other things, as a means of allocating the risk as of a specified date or dates on the accuracy of such representation or warranty as between the parties to this Agreement and may be subject to material qualifications which may differ from what may be viewed as material by an investor in securities of Seller.

10.15       Scope of Provisions.  It is recognized and intended by the parties that the circumstances under which the Closing Date Deadline may be extended pursuant to the definition of Target Meeting Date are not in all respects identical to, and do not parallel, the acts and activities required of Seller under Section 5.8 which provide Seller with other bases for not being able to convene a meeting of its stockholders and receive a Favorable Shareholder Vote on or before the Closing Date Deadline and, for avoidance of doubt, the parties hereby state that it is possible that Seller has satisfied its obligations under Section 5.8 even though there is a  failure to convene the Seller’s stockholders meeting or obtain the Favorable Shareholder Vote on to before  the Closing Date Deadline.

10.16       Time is of the Essence.  The parties agree that time is of the essence in the performance by the parties of their obligations and covenants, including without limitation the covenants set forth in Section 5.8 and 5.16.

[Signatures Are on the Following Pages]

IN WITNESS WHEREOF, the parties hereto have caused  this Agreement to be executed and delivered on the date first above written.

BUYER:

/s/ Jay Baker
Name: Jay Baker
Title: President

SELLER:

/s/ Harvey Eisen
Name: Harvey Eisen
Title: Chairman, President and Chief Executive Officer

Exhibits
Exhibit A:  Definitions
Exhibit B:  Form of Escrow Agreement
Exhibit C:  Form of Opinion Letter of Day Pitney LLP
Exhibit D:  Intentionally Deleted
Exhibit E:  Form of Non-Competition Agreement
Exhibit F:  Form of Employee Agreement
Exhibit G:  Form of Letter of Credit
Exhibit H:   Form of Non-Solicitation Agreement
Exhibit I:  Form of Indemnity Escrow Agreement

EXHIBIT A

Definitions

“401(k) Plan” shall have the meaning as set forth in Section 5.6(b).

“Agreement” shall have the meaning as set forth in the introductory paragraph.

“Allocation Schedule” shall have the meaning as set forth in Section 2.4.

“Alternative Offer” shall have the meaning as set forth in Section 5.7.

“Alternative Transaction” shall have the meaning as set forth in Section 5.7.

“Annual Financial Statements” shall have the meaning as set forth in Section 3.4

“Arbiter” shall mean Grant Thornton or another independent public accounting firm as shall be agreed upon by the parties in writing.

“Authorizations” shall have the meaning as set forth in Section 3.14.

“Business” shall mean the wholesale distribution of home decorating, hardware, and finishing products.

“Business Day” shall mean any day except Saturday, Sunday or any day on which banks are generally not open for business in the City of Charlotte, North Carolina.

“Buyer” shall have the meaning as set forth in the introductory paragraph.

“Buyer Indemnitee” shall have the meaning as set forth in Section 8.2.

“Buyer’s Interim Inventory Distributions” shall have the meaning as set forth in Section 2.2(c)(v).

“Buyer’s Net Results Adjustment” shall have the meaning as set forth in Section 2.2(b)(ii).

“Buyer’s No Damage Termination” shall mean a termination pursuant to Section 9.1 (b) or (d) if at the date of such termination (A) (i) the condition precedent set forth in Section 7.3 has not been satisfied for any reason other than as a result of litigation initiated by Buyer or any of its affiliates (including without limitation its officers and directors) or (ii) the condition precedent set forth in Section 7.5 has not been satisfied for any reason or (iii) there has not been a Favorable Shareholder Vote for any reason other than a material breach of Buyer’s covenants contained in Section 5.16, and (B) the conditions precedent set forth in Sections 7.1 and 7.2 hereof have been fully satisfied by Buyer, waived in writing by Seller or any non-satisfaction is the direct result of a material breach by Seller of its obligations hereunder.

“Buyer’s Share” shall have the meaning as set forth in Section 2.2(c)(iii).

“Cash” shall mean, as of any Business Day, the aggregate amount of cash held in bank accounts or lock boxes of Target and Operating Company, together with any pending deposits or amounts in transit which for timing reasons have not yet been credited to the balance held in such accounts or lock boxes, as of the opening of business on such Business Day.

“Closing” shall have the meaning as set forth in Section 2.5.

“Closing Date” shall have the meaning as set forth in Section 2.5.

“Closing Date Deadline” means the earlier of (i) the first Business Day after the Target Meeting Date or (ii) one hundred fifty (150) days after the Execution Date (or if not a Business Day, on the first Business Day thereafter).

“COBRA” means continuation coverage required under Section 4980B of the Code and Part 6 of Title I of ERISA

“Code” shall mean the United States Internal Revenue Code of 1986, including all regulations and rules promulgated thereunder, all as may be amended from time to time.

“Commitment Letters” shall have the meaning as set forth in Section 4.4.

“Compliance with ISRA” shall mean the receipt of a letter or letters from the NJDEP or an LSRP approving a Deminimis Quantity Exemption (“DQE”), a Negative Declaration or a Remediation-In-Progress Waiver (as such terms are defined under ISRA), or a No Further Action Letter and Covenant Not to Sue (as such term is defined under ISRA) issued by the NJDEP, or any form of a Response Action Outcome by the NJDEP or an LRSP, or other written determination by the NJDEP or an LSRP that the requirements of ISRA have been satisfied with respect to the NJ Property.

“Connecticut Lease” shall mean the lease of Operating Company’s warehouse located in Newington, Connecticut.

“Connecticut Transfer Act” shall mean the property transfer law, Conn. Gen. Stat. Ch. 445 §§ 22a-134 et seq.

“CTDEP” shall have the meaning as set forth in Section 5.11 (b).

“CT Property” shall mean the Real Property leased by Target and Operating Company pursuant to the Connecticut Lease.

“Discontinued Merchandise” shall have the meaning set forth in Section 5.13.

“ELUR” shall have the meaning as set forth in Section 5.11 (b)

 “Employee Agreement” shall mean the agreement substantially in the form of Exhibit F.

“Employee Benefit Plan(s)” shall have the meaning as set forth in Section 3.23.

“Encumbrance(s)” shall mean any mortgages, deeds of trust, liens, pledges, charges, security interests, contractual restrictions, claims or encumbrances of any kind or character whatsoever.

“Environment” shall mean, without limitation, ambient air, surface water, groundwater, soil, sediment and land.

“Environmental Conditions” shall mean any pollution or contamination  of, or the Release of Hazardous Substances into, the Environment.

“Environmental Law” shall mean any Laws relating to pollution or protection of human health or the Environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including Laws relating to emissions, discharges, spills, Releases or threatened Releases of Hazardous Substances into or impacting the Environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, recycling, storage, disposal, transport, sale, offer for sale, distribution or handling of Hazardous Substances, including the Comprehensive Environmental Response, Compensation and Liability Act as amended (“CERCLA”), the Emergency Planning and Community Right-to-Know Act as amended, the Resource Conservation and Recovery Act as amended, the Clean Air Act as amended, the Clean Water Act as amended, the Superfund Amendments and Reauthorization Act as amended, the Toxic Substances Control Act as amended, the New Jersey Spill Compensation and Control Act, as amended, the Brownfield and Contaminated Sites Remediation Act, as amended, ISRA, SRRA, the Connecticut Transfer Act, the state and local Laws implementing said acts, and any analogous Laws and all rules and regulations promulgated thereunder.

“Equipment” shall have the meaning as set forth in Section 3.8.

“ERISA” shall mean the United States Employee Retirement Income Security Act of 1974 and the rules and regulations promulgated thereunder.

 “ERISA Affiliate” shall mean any trade or business, whether or not incorporated, that, together with Seller, Target and/or Operating Company would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414 of the Code.

“Escrow Agent” shall have the meaning as set forth in Section 2.8.

“Excluded Assets” shall have the meaning as set forth in Article I.

“Execution Date” shall have the meaning as set forth in the introductory paragraph.

 “Favorable Shareholder Vote” shall mean a vote in favor of the transactions contemplated by this Agreement by the holders of a majority of the common stock of Seller.

“Financial Statements” shall have the meaning as set forth in Section 3.4.

“Financing” shall have the meaning as set forth in Section 5.9.

 “GAAP” shall mean generally accepted accounting principles as applied in the United States.

“Governmental Authority” shall mean any federal, state or local or foreign government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental entity or agency, domestic or foreign.

“Guaranteed Liability” shall mean the guaranty by Seller, or its former parent GP Strategies Corporation, of the obligations of Target or Operating Company under the Warehouse Leases.

“Hazardous Substance” shall mean those substances, whether waste materials, raw materials, finished products, co-products, byproducts or any other materials or articles or constituents thereof which (from use, handling, processing, storage, emission, disposal, spill, Release or any other activity or for any other reason) are regulated by, form the basis of liability under, or are defined as a contaminant, pollutant, dangerous, designated or controlled substance product, solid or hazardous waste, hazardous substance, or toxic substance under any Environmental Law, including gasoline or any other petroleum product or byproduct or fractions thereof, any form of natural gas, asbestos, polychlorinated biphenyls, radon or other radioactive substances, infectious, carcinogenic, mutagenic or etiologic agents, pesticides, defoliants, explosives, flammables, corrosives, urea formaldehyde, alcohols, chemical solvents, or any other material or substance which constitutes a health, safety or environmental hazard to any Person or the Environment.

“Indebtedness” shall mean (i) all indebtedness for borrowed money of Target and/or Operating Company, (ii) all obligations of Target and/or Operating Company evidenced by bonds, debentures, notes or other similar instruments or debt securities, (iii) all indebtedness of Target and/or Operating Company secured by purchase money mortgage or other Encumbrance to secure all or part of the purchase price of the property subject to such Encumbrance, (iv) all obligations under leases which have been or must be, in accordance with GAAP, recorded as capital leases in respect of which Target and/or Operating Company is liable as lessee, and (v) any off-balance sheet financing of a Person (excluding all operating leases), but excluding any and all liabilities or obligations owed by Target and/or Operating Company under the swap agreement effective June 30, 2008 that Operating Company has in association with the revolving line of credit of Operating Company with Bank of America.

“Indemnified Party” shall have the meaning as set forth in Section 8.4(a).

“Indemnifying Party” shall have the meaning as set forth in Section 8.4(a).

“Indemnity Escrow Account” shall have the meaning as set forth in Section 2.8.

“Indemnity Escrow Agreement” shall have the meaning as set forth in Section 2.8.

“Indemnity Escrow Amount” shall have the meaning as set forth in Section 2.8.

“Intellectual Property” shall have the meaning as set forth in Section 3.12.

“Interim Financial Statements” shall have the meaning as set forth in Section 3.4.

“Inventory Escrow Account” shall have the meaning as set forth in Section 2.8.

“Inventory Escrow Amount” shall have the meaning as set forth in Section 2.2(c).

“Inventory Loss” shall have the meaning as set forth in Section 2.2(c)(iv).

“IRS” shall mean the Internal Revenue Service.

“ISRA” shall mean the Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq., and the regulations promulgated thereunder, N.J.A.C. 7:26B-1.1 et seq., as amended by the SRRA.

“ISRA Compliance Costs” shall mean all fees, costs and expenses incurred to achieve Compliance with ISRA, including without limitation, attorneys’, consultants’ and engineering fees and disbursements, NJDEP filing fees and oversight charges, costs (including any surcharges) associated with securing and maintaining any remediation funding source, laboratory and analytical costs and expenses, equipment charges, costs associated with any NJDEP audits pursuant to SRRA, industrial or hazardous waste disposal costs and all other fees, costs and expenses incurred in connection with or relating to Remedial Actions.

“Laws” shall mean all statutes, rules, codes, regulations, restrictions, ordinances, orders, decrees, approvals, directives, judgments, injunctions, writs, awards and decrees of, or issued by, all Governmental Authorities.

“LEP” shall have the meaning as set forth in Section 5.11 (b).

“Letter of Credit” shall have the meaning as set forth in Section 2.7.

“Losses” shall mean all fines, penalties, damages (including, without limitation, damages on account of personal injury or death, property damage or damage to natural resources), fees, costs or expenses (including, without limitation, sampling, monitoring or remediation costs, reasonable attorneys’, consultants’ and engineering fees and disbursements, costs of defense and interest).

“LSRP” shall mean a Licensed Site Remediation Professional as defined at N.J.S.A. 13:1K-8.

“Material Contract” shall mean any contract, agreement, understanding or arrangement to which Target or Operating Company is a party or by which Target, Operating Company, or the Stock is bound, which provides for performance (including liabilities or obligations of Target or Operating Company) after April 1, 2009 and (i) has been filed with the Securities and Exchange Commission by either Seller or Target, (ii) obligates any party thereto after the date hereof to make payments per annum of more than $50,000,, (ii) is a lease or other contract related to rights in real property, (iii) contains a covenant not to compete or similar provision which limits or restricts the ability of Operating Company to conduct the Business, including as to manner or place, (iv) provides for the extension of credit by Target or Operating Company in excess of $20,000 except contracts relating to the payment for goods and services entered into with customers of the Business in the ordinary course of business, (v) provides for a guaranty or indemnity by Target or Operating Company, (vi) constitutes a collective bargaining agreement or an employment agreement which provides for severance benefits to any officer, director or material group of employees, (vii) represents a contract or agreement upon which the Business is substantially dependent or which is otherwise material to the Business or contains any provision pursuant to which Target or Operating Company will be obligated to make any payment or provide any benefit to any Person as a result of the consummation of the transactions contemplated hereby, or (viii) represents a contract or agreement that would be required to be filed by Seller as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K of the Securities Act of 1934.

“New Jersey Lease” shall mean the lease of Operating Company’s warehouse located in East Hanover, New Jersey.

“Net Results” shall refer to the unaudited net income, or if applicable net loss (which shall be reflected as a negative number in this calculation), as determined under GAAP, of Operating Company for the period from March 31, 2009 through the Closing Date as calculated with the following adjustments to the extent they are included in the unaudited net income (or net loss) of Operating Company: (i) add all amounts of depreciation and amortization, (ii) if there is  income tax expense for the period add back said income tax expense, but (iii) if there is income tax benefit for the period, deduct therefrom said income tax benefit; all in accordance with GAAP applied consistently with the Annual Financial Statements.

“NJDEP” shall mean the New Jersey Department of Environmental Protection, its divisions, bureaus and subdivisions.

“NJ Property” shall have the meaning as set forth in Section 5.10(a)(i).

“NOV” shall have the meaning as set forth in Section 5.10 (d).

“Operating Assets” shall have the meaning as set forth in Section 3.7.

“Operating Company” shall have the meaning as set forth in the introductory paragraph.

“Permitted Encumbrances” shall have the meaning as set forth in Section 2.5(a)(ii).

“Person” shall mean any individual, corporation, partnership, joint venture, limited liability company, trust, unincorporated organization or Governmental Authority.

“Phase I Inventory Adjustment” shall have the meaning as set forth in Section 2.2(c)(i).

“Phase II Inventory Adjustment” shall have the meaning as set forth in Section 2.2(c)(ii).

“Principal Customers and Suppliers” shall have the meaning as set forth in Section 3.26.

 “Proxy Statement” shall have the meaning as set forth in Section 5.8.

“Purchase Price” shall have the meaning as set forth in Section 2.1.

“RC” shall have the meaning as set forth in Section 5.10 (a) (1).

“Real Property” shall have the meaning as set forth in Section 3.11.

“Release” shall mean “release” as defined in CERCLA or in any other Environmental Law.

“Remedial Action” means any and all response actions, including without limitation: (y) investigations of Environmental Conditions of any kind or nature whatsoever, including site assessments, site investigations, remedial investigations, soil, groundwater, surface water, sediment sampling or monitoring; or (z) actions of any kind or nature whatsoever taken to remove, abate or remediate Environmental Conditions, including the use, implementation, application, installation, operation or maintenance of removal actions, in-situ or ex-situ remediation technologies applied to the surface or subsurface soils, encapsulation or stabilization of soils, excavation and off-site treatment or disposal of soils, systems for the recovery and/or treatment of groundwater or free product.

“Remediation Activities” shall have the meaning as set forth in Section 5.11(c).

“Remediation Agreement” shall have the meaning as set forth in Section 5.10(a)(i).

“Remediation Certificate” shall have the meaning as set forth in Section 5.10(a)(1).

 “Response Action Outcome” or “RAO” shall have the meaning set forth at N.J.S.A. 13:1K-8.

“Revolving Indebtedness” shall mean, as of any Business Day, (i) the aggregate amount of Indebtedness under Operating Company’s revolving line of credit with Bank of America (Account number: Five Star Group, Client ID 130FSG, Loan ID FSG 01), minus (ii) Cash, plus (iii), the aggregate amount of any checks written by Operating Company which have not cleared Operating Company’s bank account as of such Business Day.  The calculation of Revolving Indebtedness for purposes of any adjustments to the Purchase Price shall also be determined in accordance with Section 2.2(a), including with respect to the exclusions and applications mandated therein.
“RSRs” shall have the meaning as set forth in Section 5.11(b).

 “SEC” shall mean the Securities and Exchange Commission.

“SEC Clearance” shall mean the date on which either in accordance with notice from the SEC or as a result of the passage of sufficient time under applicable law the Proxy Statement may be filed in definitive form with the SEC and mailed to shareholders of Seller in order to obtain a Favorable Shareholder Vote.

“Section 338(h)(10) Election” shall mean the joint election of the Buyer and Seller to treat the sale of Stock as a deemed sale of assets of Target and Operating Company pursuant to Section 338(h)(10) of the Code and any comparable election under foreign, state or local Laws.

“Secured Indebtedness” shall mean Indebtedness, the payment of which is secured in whole or in part by any Encumbrance on any of the assets or properties of Operating Company or Target.

“Seller” shall have the meaning as set forth in the introductory paragraph.

“Seller Indemnitee” shall have the meaning as set forth in Section 8.3.

“Seller No Damage Termination” shall mean a termination pursuant to Section 9.1 (b) or (d) if at the date of such termination (A) (i) the condition precedent set forth in Section 6.3 has not been satisfied for any reason other than as a result of litigation initiated by Seller, Target or Operating Company or any of their affiliates (including without limitation their respective officers and directors) other than a shareholders derivative action initiated in the name of Seller, Target or Operating Company by other than an affiliate of such entities or (ii) the conditions precedent set forth in Section 6.5 have not been satisfied for any reason other than the failure of Seller to obtain the governmental consents set forth on Schedule 3.3 directly caused by Seller’s material breach of its obligations under Sections 5.10 or 5.11 or (iii) a Favorable Shareholder Vote has not been obtained because of a shareholder vote rejecting the transaction, if but only if, Seller’s Board of Directors did not withdraw its recommendation of the transaction contemplated hereby prior to said shareholder vote, and (B) the conditions precedent set forth in Sections 6.1 and 6.2 hereof have been fully satisfied by Seller, waived in writing by Buyer or any non-satisfaction is the direct result of a material breach by Buyer of its obligations hereunder.

“Seller Remediation Equipment” shall have the meaning as set forth in Section 5.10(d)(i).

“Seller’s Net Results Adjustment” shall have the meaning as set forth in Section 2.2(b)(ii).

“Seller’s Maximum Liability” shall have the meaning as set forth in Section 2.2(c)(iv).

“Seller’s Obligations” shall have the meaning as set forth in Section 5.11 (a).

“Seller SEC Documents” shall have the meaning as set forth in Section 3.15.

“Seller’s Share” shall have the meaning as set forth in Section 2.2(c)(iii).

“Slow-Moving Inventory” shall have the meaning as set forth in Section 2.2(c).

“Slow-Moving Inventory Valuation Date” shall have the meaning as set forth in Section 2.2(c).

“SRRA” shall mean the Site Remediation Reform Act, P.L. 2009, c. 60, and the regulations promulgated thereunder..

“Stock” shall have the meaning as set forth in the Recitals.

“Supplemental Closing” shall have the meaning as set forth in Section 2.2 (b).(i)

“Target” shall have the meaning as set forth in the introductory paragraph.

“Target Meeting Date” shall mean thirty (30) Business Days after SEC Clearance plus any additional number of Business Days equal to any reasonable delay in Seller’s ability to convene a valid shareholders’ meeting to consider the transaction contemplated hereby which is caused by (i)  compliance with the requirements of Rule 14a-13 of the SEC  or (ii) a re-solicitation of proxies or required amendment of the proxy materials if such re-solicitation or amendment is caused by (A) any one of a change in the terms of Buyer’s financing, the loss thereof or any other event or circumstance which necessitates a change in the information related to Buyer or its financing contained in Seller’s proxy statement or (B) the necessity to include in the Seller’s proxy materials information with respect to an Alternative Offer if, but only if, Seller’s Board of Directors has not accepted such Alternative Offer and continues to recommend this transaction to its shareholders.

“Tax” or “Taxes” shall mean any domestic and foreign federal, state and local income, profits, franchise, sales, use, occupation, property, excise, payroll, withholding, employment, estimated and other taxes of any nature, including interest, penalties and other additions to such taxes.

“Threatened” shall mean a statement in writing which, on its face, includes an allegation of wrongdoing or liability or an intent to seek damages or other redress in connection therewith.

“Total Inventory Adjustment” shall have the meaning as set forth in Section 2.2(c)(iii).

“Union Employees” shall mean all persons employed on the Closing Date covered by the collective bargaining agreement between Operating Company and Local No. 11, affiliated with International Brotherhood of Teamsters dated December 20, 2008.

“VCP” shall have the meaning as set forth in Section 5.6(b).

“VCP Submission” shall have the meaning as set forth in Section 5.6(b).

“Warehouse Leases” shall mean the leases related to Operating Company’s warehouses in East Hanover, New Jersey, Brooklyn, New York and Newington, Connecticut

“Working Capital” shall refer to the working capital of Operating Company and shall mean (i) the sum of (A) inventory, (B) accounts receivable and (C) prepaid expenses, MINUS (ii) the sum of (A) accounts payable, offset, to the extent consistent with GAAP, consistently applied, amounts due under vendor rebate and marketing allowance programs, (B) accrued liabilities (including customer rebates but excluding Indebtedness), (C) deferred show revenue, and (D) accrual for inter-company normal operating costs; all in accordance with GAAP applied consistently with the Annual Financial Statements and the form of Schedule 2.2(a)(i).

Schedule 8.2

Indemnification

1.           all Indebtedness;

2.           all liabilities for any and all pending or Threatened litigation required to be set forth in Schedule 3.19;

3.           all obligations and liabilities arising out of or related to environmental matters (i) relating to Seller’s Remedial Action required under Sections 5.10 and 5.11 or (ii) which are disclosed on  Schedule 3.24 or are known to one or more of the officers of Seller, Operating Company, or Target as of the Closing Date, in either case, to the extent that such matters are or become the subject of any third party claim pending or Threatened and Buyer makes a claim therefore pursuant to Article 8 on or before March 31, 2011(whether or not such third party claim is pending or Threatened as of the Closing Date);

4.           (i) Seventy Five percent (75%) of the liabilities and obligations arising with respect to the Real Property or Operating Company’s use thereof through September 30, 2011, in connection with any failure to comply with all applicable laws, rules, and regulations to the extent such failure existed on the Closing Date; and (ii) Seventy Five percent (75%) of the liabilities and obligations arising with respect to any event or condition existing as of the Closing Date which would require Target or Operating Company to expend monies under a repair or restoration obligation in any Warehouse Lease if such Warehouse Lease were to terminate after giving effect to Buyer paying the first $25,000 of any such liabilities and obligations, and (iii) environmental matters which are not disclosed, but would have been subject to disclosure, on Schedule 3.24 but for the fact that such matters were not known to one or more officers of Seller, Operating Company, or Target as of the Closing Date, to the extent such matters become the subject of third party claims pending or Threatened and Buyer makes a claim therefore  pursuant to Article 8 on or before March 31, 2011, provided however, that Seller’s aggregate liability under this paragraph (4) shall not exceed $600,000;

5.           all liabilities and obligations with respect to the COBRA requirements of Section 4980B of the Code and Sections 601-608 of ERISA and any applicable state health care continuation coverage requirements arising from or with respect to the sponsorship, administration and/or operation prior to the Closing by Operating Company or Target of any group health plan, except Buyer’s liabilities or obligations to provide, or to cause Operating Company to provide, COBRA benefits after the Closing pursuant to Section 5.19.

The following attachments to this agreement are omitted. The registrant agrees to furnish supplementally a copy of each such omitted attachment to the Staff of the Securities and Exchange Commission upon request by the Staff.

EXHIBITS

Exhibit B:	Form of Escrow Agreement
Exhibit C:	Form of Opinion Letter of Day Pitney LLP
Exhibit E:	Form of Non-Competition Agreement
Exhibit F:	Form of Employee Agreement
Exhibit G:	Form of Letter of Credit
Exhibit H:	Form of Non-Solicitation Agreement
Exhibit I:	Form of Indemnity Escrow Agreement

SCHEDULES

Schedule 2.2(a)(ii) –	Cash Flow Adjustment
Schedule 2.2(c) –	Slow Moving Inventory
Schedule 2.3(c) –	Allocation Schedule
Schedule 2.5(a)(ii) –	Permitted Encumbrances
Schedule 2.6 –	Revolving Indebtedness as of March 31, 2009
Schedule 3.1 (a) –	Qualifications
Schedule 3.1(b) –	Subsidiaries
Schedule 3.3 –	Non-Contravention
Schedule 3.5 –	Absence of Certain Changes
Schedule 3.6 (a) –	Material Contracts
Schedule 3.6 (b) –	Consent or Default
Schedule 3.7 –	Encumbrances
Schedule 3.8 –	Machinery, Equipment and Software
Schedule 3.10 –	Vendor Programs
Schedule 3.11 (a) –	Real Property
Schedule 3.11 (b) –	Real Property Assignment, Sublease, Transfer, Conveyance, Mortgage or Deed
Schedule 3.12 –	Intellectual Property
Schedule 3.14 –	Approvals, Permits and Authorizations
Schedule 3.15 –	Seller and Target SEC Documents
Schedule 3.16 –	Compliance with Laws
Schedule 3.17 (i) –	Insurance
Schedule 3.17 (ii) –	Claims; Insurance
Schedule 3.18 –	Taxes
Schedule 3.19 –	Litigation
Schedule 3.20 –	Powers of Attorney
Schedule 3.22(a)(i) –	Employees
Schedule 3.22(a)(ii) –	Independent Sales Representatives
Schedule 3.22(b) –	Labor Disputes and Delinquencies in Payment
Schedule 3.22(c) –	Collective Bargaining or Labor Contract
Schedule 3.23(a) –	Employee Benefit Plans
Schedule 3.23(c) –	Compliance
Schedule 3.23(e) –	Qualification
Schedule 3.23(i) –	Employee Rights
Schedule 3.23(j) –	Consents and Liabilities under Employee Benefit Plans
Schedule 3.24 –	Environmental Matters
Schedule 3.25 –	Interest in Competitors and Related Entities
Schedule 3.26 –	Principal Customers and Suppliers; Principal Customers Credit Hold; Principal Customer or Supplier Suspension, Termination or Material Reduction since June 30, 2009
Schedule 3.27 –	Bank Accounts
Schedule 4.2 –	Buyer Consents And Approvals
Schedule 5.4 –	Expenditures by Seller, Target, and Operating Company
Schedule 5.13–	Private Label Vendors